                                               Filed Pursuant to Rule 424(b)(4)
                                                  Registration Number 333-32593

                               2,500,000 SHARES

                              [LOGO OF MEGABIOS]

                                 COMMON STOCK

  All of the 2,500,000 shares of Common Stock offered hereby are being sold by Megabios Corp. ("Megabios" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol MBIO.

  THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                             Price to   Underwriting Proceeds to
                                              Public    Discount (1) Company (2)
--------------------------------------------------------------------------------
Per Share.................................    $12.00       $0.84       $11.16
Total (3).................................  $30,000,000  $2,100,000  $27,900,000
================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company estimated at $600,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 375,000 shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total $34,500,000, the Underwriting Discount will total $2,415,000 and the Proceeds to the Company will total $32,085,000. See "Underwriting."

  The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of Montgomery Securities on or about September 19, 1997.

                               ----------------

MONTGOMERY SECURITIES                                         HAMBRECHT & QUIST

                              September 15, 1997

DESCRIPTION OF GRAPHIC

This page will feature an hourglass-like image. The "hourglass" will contain three blocks of language extracted from the prospectus which relate to (i) the opportunity created by the field of genomics for gene-based therapeutics, (ii) the limitations of gene delivery technology and (iii) the Company's commercialization strategy and corporate partnerships to date.

TITLE: (Centered)
                        "Megabios Business Opportunity"

A. GENES AS POTENTIAL THERAPEUTIC PRODUCTS
    . 100,000 genes in the human genome.
    . At least 5,000 genes of known function.
    . Many genes have been identified as potential therapeutic genes. . Certain therapeutic genes may be attractive product candidates.

B. MEGABIOS' PROPRIETARY GENE DELIVERY SYSTEMS
    . Lack of safe, effective gene delivery technology has limited the development of gene-based therapeutics.
    . Megabios develops proprietary gene delivery technology and provides preclinical development expertise.
    . Megabios' in vivo, non-viral gene delivery technology is designed to avoid the limitations of other gene delivery systems.

C. PORTFOLIO OF PRODUCT CANDIDATES SPONSORED BY CORPORATE PARTNERS
    . Megabios' goal is to create a portfolio of funded product development programs.
    . Clinical programs are expected to be sponsored through corporate partnerships.
    . Such collaborations are structured to provide research and development funding, milestone payments and royalties.
    . Megabios' three corporate partners are: Glaxo Wellcome plc for the treatment of cystic fibrosis, Pfizer Inc for the treatment of cancer via angiogenesis inhibition, and Eli Lilly and Company for the treatment of cancer using BRCA-1.






                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN ACTIVITIES THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. THESE TRANSACTIONS MAY BE EFFECTED ON NASDAQ OR OTHERWISE AND, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  The Company was incorporated in California in April 1992 and was reincorporated in Delaware prior to effectiveness of this offering. The Company's executive offices are located at 863A Mitten Road, Burlingame, California 94010, and its telephone number is (650) 697-1900.

                 [GRAPHIC DEPICTION OF MEGABIOS' TECHNOLOGY]

The artwork will feature a rendering of the information contained in the table on page 30 of the prospectus and a rendering of the drawing on page 25 of the prospectus. In addition, the left hand panel will contain text describing Megabios' core technology, as drafted in the prospectus.

LEGEND

The Company's gene delivery systems are under development and have not been approved for sale in any country. Such approval may take several years and there can be no assurance that such approval will ever be obtained. See "Risk Factors."

TEXT

A. MEGABIOS' PLATFORM TECHNOLOGY

   Megabios is developing seven series of gene delivery systems and expects to design additional series of gene delivery systems.

   Megabios believes that its gene delivery systems may have the following benefits:
   . therapeutically-relevant gene expression,
   . tissue-specific gene delivery and expression, . ease of handling and administration, . stability and scalable manufacturing methods and . improved safety profile.

B. DELIVERY AND EXPRESSION OF A THERAPEUTIC GENE

   Megabios' proprietary gene delivery systems consist primarily of two components: (i) DNA plasmids containing a therapeutic gene that controls its proper expression; and (ii) lipids and other agents that facilitate the delivery of the DNA plasmids into the target cell.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes: (i) a 1-for-3 reverse split of the Company's outstanding Common Stock and Preferred Stock effected in September 1997; (ii) the reincorporation of the Company in the State of Delaware effected in September 1997; (iii) the conversion of all outstanding shares of Preferred Stock into shares of Common Stock to be effected upon the closing of this offering; and
(iv) no exercise of the Underwriters' over-allotment option. Except for the historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus.

                                  THE COMPANY

  Megabios develops proprietary gene delivery systems and provides preclinical development expertise to create gene-based therapeutics designed for the treatment or prevention of genetic and acquired diseases. The Company has developed several in vivo, non-viral gene delivery systems to address a number of potential therapeutic applications using a variety of therapeutic genes. The Company's clinical development and commercialization strategy is to enter into collaborative research and development agreements or "corporate partnerships" with pharmaceutical and biotechnology companies. To date, the Company has established corporate partnerships with Glaxo Wellcome plc ("Glaxo Wellcome") to develop a treatment for cystic fibrosis using the CFTR gene, Pfizer Inc ("Pfizer") to develop a treatment for solid tumors through angiogenesis inhibition and Eli Lilly and Company ("Lilly") to develop treatments for breast and ovarian cancer using the BRCA1 gene.

  Gene-based therapy is an approach to the treatment or prevention of certain diseases in which therapeutic genes are introduced into target cells to cause the production of specific proteins needed to bring about a therapeutic effect. To date, a limiting factor in gene-based therapy has been the lack of safe, effective gene delivery systems. The Company's in vivo, non-viral gene delivery systems are designed to avoid the significant limitations of ex vivo (whether viral or non-viral) and in vivo, viral gene delivery. Furthermore, the Company believes it has made progress in overcoming the limitations often associated with in vivo, non-viral gene delivery approaches. The Company believes that its proprietary, non-viral gene delivery systems may have the following benefits:
(i) therapeutically relevant gene expression; (ii) tissue-specific gene delivery and expression; (iii) ease of handling and administration, stability and scalable manufacturing methods and (iv) an improved safety profile. The Company's portfolio of gene delivery systems is classified by series based on the mode of administration and the cell type to which the gene-based therapeutic is delivered, with each formulation within a series having distinct specifications and potential applications. The Company intends to enter into corporate partnerships using each of its gene delivery systems for multiple potential applications.

  Megabios' emphasis on entering into corporate partnerships is intended to enable the Company to extend and leverage its technology platform, focus on preclinical development of gene-based therapeutics and create a portfolio of product development programs sponsored by its corporate partners. This strategy limits the Company's exposure to capital-intensive activities such as large-scale clinical trials, commercial manufacturing and sales and marketing, while providing the opportunity to receive a substantial economic interest in the products which it develops in conjunction with corporate partners, primarily through the receipt of royalties on product sales. In addition, the Company believes that creating a portfolio of product development programs will reduce the Company's dependence on any particular product development program.

  In April 1994, the Company entered into a corporate partnership with Glaxo Wellcome to develop a gene-based therapeutic for the treatment of cystic fibrosis. Cystic fibrosis is caused by a defect in the CFTR gene and is believed to afflict approximately 55,000 patients in the United States and Europe. The Company has conducted preclinical testing of a gene delivery system in the MB100 Series as a carrier for the CFTR gene. These studies include primate inhalation studies which have demonstrated expression of the human form of the CFTR gene in the correct cell type and at levels believed to be potentially therapeutic, with no evidence of inflammation, a common problem associated with non-viral gene-based therapeutics. In June 1997, Glaxo Wellcome commenced a Phase I/II clinical trial in cystic fibrosis patients using a gene delivery system in the MB100 Series as a carrier for the CFTR gene.

  In May 1996, the Company entered into a corporate partnership with Pfizer to develop a gene-based therapeutic for the treatment of solid tumors using gene delivery systems in the MB200 Series which are designed to deliver genes that inhibit angiogenesis. Angiogenesis is the formation of new blood vessels needed for solid tumors to survive and multiply. The initial disease targeted by this corporate partnership is non-small cell lung cancer, which affects over 300,000 patients annually in the United States and Europe. Gene delivery systems in the MB200 Series have been shown in animal models to achieve gene expression selectively in the vascular endothelial cells of the lung and other tissues following intravenous administration.

  In May 1997, the Company entered into a corporate partnership with Lilly to develop a gene-based therapeutic to treat breast and ovarian cancer using BRCA1, a gene which has been identified as a putative tumor suppressor. There are over 180,000 new cases of breast cancer and over 26,000 new cases of ovarian cancer reported each year in the United States. When a tumor suppressor gene, such as BRCA1, is missing or defective, a cell may begin to replicate uncontrollably resulting in the formation of a tumor. Increased expression of the BRCA1 gene in diseased tissue may inhibit or prevent the uncontrolled cell growth associated with cancer, without causing any adverse effect in normal cells. BRCA1 will be developed as a gene-based therapeutic initially using gene delivery systems in the MB300 Series, which are administered via direct injection, and gene delivery systems in the MB700 Series, which are administered into the intraperitoneal cavity.

                                  RISK FACTORS

  The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE OFFERING

Common Stock offered by the Company...  2,500,000 shares
Common Stock to be outstanding after
 the offering......................... 12,225,939 shares(1)
Use of proceeds....................... For research and development activities, leasehold improvements, the purchase of
                                       capital equipment, working capital and
                                       general corporate purposes.
Nasdaq National Market symbol......... MBIO

--------
(1) Based on 9,725,939 shares outstanding as of July 15, 1997. Excludes
    (i) 476,189 shares of Common Stock issuable upon exercise of outstanding stock options as of July 15, 1997 at a weighted average exercise price of $1.22 per share, (ii) 84,008 shares of Common Stock issuable upon exercise of warrants outstanding at July 15, 1997 at an exercise price of $3.88 per share, (iii) an additional 781,699 shares of Common Stock reserved for future grants pursuant to the Company's 1997 Equity Incentive Plan and (iv) 200,000 shares of Common Stock reserved for purchase pursuant to the Company's 1997 Employee Stock Purchase Plan.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                             APRIL 23, 1992
                             (INCEPTION) TO       YEAR ENDED JUNE 30,
                                JUNE 30,    ----------------------------------
                                1993(1)      1994     1995     1996     1997
                             -------------- -------  -------  -------  -------
STATEMENTS OF OPERATIONS
 DATA:
 Collaborative research and
  development revenue.......     $   --     $   500  $ 1,157  $ 1,890  $ 5,793
 Operating expenses:
  Research and development..        593       1,922    4,691    6,487    8,598
  General and
   administrative...........        165         796    1,811    2,169    2,417
                                 ------     -------  -------  -------  -------
    Total operating
     expenses...............        758       2,718    6,502    8,656   11,015
                                 ------     -------  -------  -------  -------
 Loss from operations.......       (758)     (2,218)  (5,345)  (6,766)  (5,222)
 Interest income (expense),
  net.......................        (20)         65      (84)    (135)     275
                                 ------     -------  -------  -------  -------
 Net loss...................     $ (778)    $(2,153) $(5,429) $(6,901) $(4,947)
                                 ======     =======  =======  =======  =======
 Net loss per share(2)......     $(0.23)    $ (0.60) $ (1.49) $ (1.81) $ (1.11)
                                 ======     =======  =======  =======  =======
 Shares used in computing
  net loss per share(2).....      3,433       3,603    3,638    3,812    4,438
                                 ======     =======  =======  =======  =======
 Pro forma net loss per
  share(2)..................                                           $ (0.50)
                                                                       =======
 Shares used in computing
  pro forma net loss per
  share(2)..................                                             9,926
                                                                       =======

                                                             JUNE 30, 1997
                                                        ------------------------
                                                         ACTUAL   AS ADJUSTED(3)
                                                        --------  --------------
BALANCE SHEET DATA:
 Cash, cash equivalents and short-term investments..... $ 24,269     $ 51,569
 Working capital.......................................   21,629       48,929
 Total assets..........................................   29,978       57,278
 Long-term debt........................................    1,487        1,487
 Accumulated deficit...................................  (20,208)     (20,208)
 Total stockholders' equity............................   25,223       52,523

--------
(1) The Company's financial data for fiscal 1992 and 1993 is not presented separately as the Company's operations from April 23, 1992 to June 30, 1992 were immaterial.
(2) See Note 1 of Notes to Financial Statements for an explanation of the computation of net loss and pro forma net loss per share.
(3) Adjusted to give effect to the receipt of the estimated net proceeds from the sale of 2,500,000 shares of Common Stock offered by the Company hereby at an initial public offering price of $12.00 per share. See "Use of Proceeds."

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. Accordingly, prospective investors should consider carefully the following factors, together with the other information contained in this Prospectus, in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risk and uncertainty. Actual results and the timing of certain events could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and other factors discussed elsewhere in this Prospectus. See "Special Note Regarding Forward-Looking Statements."

HISTORY OF OPERATING LOSSES; ACCUMULATED DEFICIT; UNCERTAINTY OF FUTURE PROFITABILITY

  Since its inception, the Company has been engaged in research and development activities, has generated minimal revenues from operations and has experienced significant operating losses. As of June 30, 1997, the Company had an accumulated deficit of approximately $20.2 million. The process of developing the Company's gene delivery systems will require significant additional research and development, preclinical testing, clinical trials and regulatory approvals. These activities, together with the Company's general and administrative expenses, are expected to result in operating losses for the foreseeable future. There can be no assurance that the Company will generate revenues or achieve and sustain profitability in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAINTIES RELATED TO EARLY STAGE OF DEVELOPMENT

  The Company is at an early stage of development and must be evaluated in light of the uncertainties and complications present in an early stage biotechnology company. Since the Company's inception in 1992, substantially all of the Company's resources have been dedicated to the research and development of gene delivery systems, and no revenues have been generated from product sales. Because substantially all of the products under development by the Company are in research or preclinical development, revenues from the sale of any such products will not be realized for at least the next several years, if at all. There can be no assurance that any of the Company's product development efforts will be successfully completed, that any of the Company's products will be proven to be safe and effective, that regulatory approvals will be obtained at all or be as broad as sought, that the Company's products will be capable of being produced in commercial quantities at reasonable cost or that any products, if introduced, will achieve market acceptance.

DEPENDENCE ON CORPORATE PARTNERS; NEED FOR ADDITIONAL CORPORATE PARTNERSHIPS

  The Company is highly dependent upon its separate corporate partnerships with Glaxo Wellcome, Pfizer and Lilly. In connection with these corporate partnerships, the Company has entered into agreements with Glaxo Wellcome (the "Glaxo Wellcome Agreement"), Pfizer (the "Pfizer Agreement") and Lilly (the "Lilly Agreement"). Under these agreements, each of Glaxo Wellcome, Pfizer and Lilly were or are required to undertake certain collaborative activities with the Company, fund research and development activities with the Company, make certain payments to the Company upon achievement of related milestone events and pay royalties to the Company if and when a product is commercialized by its corporate partners. There can be no assurance that Glaxo Wellcome, Pfizer or Lilly will devote sufficient resources to the Company's research programs or product development efforts on a timely basis, and such resources could vary and have varied due to factors unrelated to the Company's product development efforts. If such corporate partners fail to conduct these collaborative activities in a timely manner or at all, the preclinical or clinical development or commercialization of the Company's gene delivery systems will be delayed or terminated.

  The Pfizer Agreement permits Pfizer to cancel the Company's research and development program with Pfizer, for any reason, including reasons unrelated to such program, after June 1998 upon six months prior notice. In order to extend the program beyond June 1998, Pfizer is required prior to January 1998 to commit to purchase $10.0 million of the Company's Common Stock at a premium to the then current market value, subject to certain adjustments. The Company is uncertain whether Pfizer will exercise its option to extend the Pfizer Agreement and make the corresponding equity investment in the Company. Even if Pfizer exercises its option, there can be no assurance that research funds or milestone payments under the Pfizer Agreement will be received. The Lilly Agreement permits Lilly to cancel the Company's research and development program, for any reason, including reasons unrelated to such program, after May 1999 upon three months prior notice. There can be no assurance that the Lilly Agreement will be extended or that research funds or milestone payments under the Lilly Agreement will be received. Megabios' research obligations and Glaxo Wellcome's funding obligations under the Company's research program with Glaxo Wellcome have been completed, and the Company will only receive future payments, if any, under the Glaxo Wellcome Agreement through the achievement of a certain milestone and the payment of royalties. There can be no assurance that any of these corporate partnerships will result in successfully commercialized products and the receipt by the Company of related royalty revenues. Should the Company fail to receive research funds or should milestones set forth in any or all of the Glaxo Wellcome Agreement, the Pfizer Agreement or the Lilly Agreement not be achieved, or should Glaxo Wellcome, Pfizer or Lilly breach or terminate their respective agreements, either prior to scheduled termination or on a termination date, the Company's business, financial condition and results of operations will be materially adversely affected. See "Business--Corporate Partners."

  The Company will need to enter into additional agreements with corporate partners or otherwise raise substantial additional funds to conduct the research and development, preclinical studies, clinical trials, manufacturing, marketing and sales necessary to commercialize its gene delivery systems. The Company expects that future revenues from corporate partnerships, if any, will be dervied primarily from royalties on product sales. There can be no assurance that the Company will be able to establish such additional corporate partnerships on favorable terms, or at all, or that its current or future corporate partnerships will be successful. In addition, there can be no assurance that existing or future corporate partners will not pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including the Company's competitors. There also can be no assurance that disputes will not arise in the future with respect to the ownership of rights to any technology developed with corporate partners. Disagreements between corporate partners and the Company could lead to delays or termination in the research, development or commercialization of certain product candidates or result in litigation or arbitration, which would be time consuming and expensive. Should any corporate partner fail to develop or commercialize successfully any product to which it has obtained rights from the Company, the Company's business, financial condition and results of operations may be materially adversely affected. See "Business--Corporate Partners."

UNCERTAINTY OF PRODUCT DEVELOPMENT AND GENE-BASED THERAPEUTICS

  Before the Company or its corporate partners can obtain regulatory approval for the commercial sale of any of its products, the Company or its corporate partner must demonstrate, through preclinical studies and clinical trials, that a potential product is safe and efficacious for use in each target indication. There can be no assurance that the Company or its corporate partners will be permitted to undertake clinical testing of the Company's products, or, if permitted, that such products will receive other necessary regulatory approvals. The Company or its corporate partners may also experience delays in commencing clinical trials due to a variety of factors including unfavorable or delayed preclinical study results, inability to manufacture sufficient quantities of materials used for clinical trials, delays or difficulties in patient enrollment, delays in regulatory approvals and other factors. While the Company has demonstrated some evidence of the utility of its gene delivery systems in preclinical animal studies, these results do not predict safety or efficacy in humans, when, and if, clinical trials are conducted. The Company's products may prove to have undesirable and unintended side effects or other characteristics in preclinical development or clinical trials that may prevent or limit their use. In addition, there can be no assurance that any of the Company's products will ultimately obtain United States Food and Drug Administration ("FDA") or other regulatory or foreign marketing approval for any indication. See "Business--Corporate Partners" and "--Government Regulation."

  In addition to risks particular to the development of the Company's products, the Company's products are also subject to risks particular to the development of gene-based therapeutics. Gene-based therapy is a new and rapidly evolving technology and is expected to undergo significant technological changes in the future. While many companies are seeking to identify therapeutic genes and understand their function in the development and progression of various diseases, there is limited clinical data available regarding the safety and efficacy of gene-based therapeutics. The Company is not aware of any gene-based therapeutics that have received marketing approval from the FDA or the regulatory bodies of other countries. As a result of the limited data available or other factors, clinical trials relating to gene-based therapeutics may take longer to complete than clinical trials involving more traditional pharmaceuticals. There can be no assurance that any gene-based therapeutics will be demonstrated to be safe or effective or that the Company or its corporate partners will be able to manufacture such gene-based therapeutics on a commercial scale or in an economical manner.

UNCERTAINTY OF PATENT POSITION AND PROPRIETARY RIGHTS

  The patent positions of biotechnology and pharmaceutical companies are often uncertain and involve complex legal and factual questions, and the breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. In addition, there is a substantial backlog of biotechnology patent applications at the U.S. Patent and Trademark Office (the "PTO") that may delay the review and the potential issuance of patents. The Company's success will depend to a significant degree on its ability to obtain patents and licenses to patent rights, to maintain trade secrets and to operate without infringing on the proprietary rights of others, both in the United States and in other countries.

  To date, the Company has filed a number of patent applications in the United States and other countries and has participated as a licensee in the filing of a number of patent applications in the United States and other countries. The Company intends to continue to file applications as appropriate for patents covering both its products and processes. There can be no assurance that patents will issue from any of these applications, that any patent will issue on technology arising from additional research or that patents that may issue from such applications will be sufficient to protect the Company's technology. Patent applications in the United States are maintained in secrecy until a patent issues, and the Company cannot be certain that others have not filed patent applications for technology covered by the Company's pending applications or that the Company was the first to invent the technology that is the subject of such patent applications. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to, compounds, products or processes that block or compete with those of the Company. The Company is aware of patent applications filed and patents issued to third parties relating to gene delivery technologies. The Company's development efforts are at an early stage, however, and the Company currently is unable to verify that any such patent applications or patents will have any effect on its products in development. Should any of its competitors have filed patent applications in the United States that claim technology also invented by the Company, the Company may have to participate in interference proceedings declared by the PTO in order to determine priority of invention and, thus, the right to a patent for the technology in the United States, all of which could result in substantial cost to the Company. In addition, litigation, which could result in substantial cost to the Company, may be necessary to enforce any patents issued to the Company or to determine the scope and validity of the proprietary rights of third parties. There can be no assurance that any patents issued to the Company or to licensors from whom the Company has licensed rights will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or commercial advantage to the Company.

  The commercial success of the Company depends significantly on its ability to operate without infringing upon the patents and other proprietary rights of third parties. There can be no assurance that the Company's technologies do not and will not infringe upon the patents or other proprietary rights of third parties. In the event of such infringement, the Company and its corporate partners may be enjoined from pursuing research, development or commercialization of their products or may be required to obtain licenses to these patents or other proprietary rights or to develop or obtain alternative technologies. There can be no assurance that the Company or its corporate partners will be able to obtain alternative technologies or any required license on commercially reasonable terms, if at all. If such licenses or alternative technologies are not obtained, the Company may be delayed or prevented from pursuing the development of certain of its potential products which could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company also relies on proprietary information and trade secrets, including its proprietary database of preclinical in vivo experiments, to develop and maintain its competitive position. There can be no assurance that third parties will not independently develop equivalent proprietary information or techniques, will not gain access to the Company's trade secrets or disclose such technology to the public, or that the Company can maintain and protect unpatented proprietary technology. The Company typically requires its employees, consultants, collaborators, advisors and corporate partners to execute confidentiality agreements upon commencement of employment or other relationships with the Company. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for the Company's technology in the event of unauthorized use or disclosure of such information, that the parties to such agreements will not breach such agreements or that the Company's trade secrets will not otherwise become known or be discovered independently by its competitors. See "Business--Patents and Proprietary Technology."

NEED TO OBTAIN RIGHTS TO PROPRIETARY GENES AND TECHNOLOGY

  A number of the gene sequences that the Company and its corporate partners are investigating or may use in its products are or may become patented by others. As a result, the Company or its corporate partners may be required to obtain licenses to such gene sequences or other technology in order to use or market such products. In addition, some of the products based on the Company's gene delivery systems may require the use of multiple proprietary technologies. Consequently, the Company or its corporate partners may be required to make cumulative royalty payments to several third parties. Such cumulative royalties could reduce amounts paid to the Company or be commercially prohibitive. In connection with the Company's efforts to obtain rights to such gene sequences or other proprietary technology, the Company may find it necessary to convey rights to its technology to others. There can be no assurance that the Company or its corporate partners will be able to obtain any required licenses on commercially reasonable terms or at all. Failure by the Company or a corporate partner to obtain a license to any technology required to commercialize its products could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Patents and Proprietary Technology."

NEED FOR ADDITIONAL FUTURE CAPITAL; UNCERTAINTY OF ADDITIONAL FUNDING

  The Company will require additional funding after this offering in order to continue its research and development activities. The Company has financed its operations primarily through the sale of equity securities and through corporate partnerships. The Company has generated no royalty revenues from product sales, and no such revenues are expected for the foreseeable future, if ever. The Company anticipates that its existing resources, including the net proceeds of this offering, committed funding from existing corporate partnerships and projected interest income, will enable the Company to maintain its current and planned operations through fiscal 1999. However, there can be no assurance that the Company will not require additional funding prior to such time. The Company's future capital requirements will depend on many factors, including scientific progress in its research and development programs, the size and complexity of such programs, the scope and results of preclinical studies and clinical trials, the ability of the Company to establish and maintain corporate partnerships, the time and costs involved in obtaining regulatory approvals, the time and costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the cost of manufacturing preclinical and clinical material and other factors not within the Company's control. There can be no assurance that such additional financing to meet the Company's funding requirements will be available on acceptable terms or at all. If additional funds are raised by issuing equity securities, substantial dilution to existing stockholders may result. Insufficient funds may require the Company to delay, scale back or eliminate some or all of its research or development programs or to relinquish greater or all rights to products at an earlier stage of development or on less favorable terms than the Company would otherwise seek to obtain. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SIGNIFICANT GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVAL

  The production and marketing of the Company's products and its ongoing research and development activities are subject to extensive regulation by governmental authorities in the United States and other countries.

The Company believes that the commercial uses of its products will be regulated as biologics by the FDA and comparable regulatory bodies of other countries. Gene-based therapy is, however, a relatively new technology, and the regulatory requirements governing gene-based therapeutics are uncertain. This uncertainty may result in excessive costs or extensive delays in the regulatory approval process, adding to the already lengthy review process for human therapeutic products in general. The Company is not aware of any gene-based therapeutics that have received marketing approval from the FDA or any comparable regulatory body of other countries. The regulation of the Company's products and its ongoing research is subject to change, and future legislative or administrative acts in the United States or other countries could have a material adverse effect on the Company's business, financial condition and results of operations. Regulatory requirements ultimately imposed could adversely affect the ability of the Company's corporate partners to clinically test, manufacture or market products, and could significantly delay or reduce the milestone or royalty payments payable to the Company.

  Currently, the Company is conducting preclinical studies and a corporate partner is conducting a clinical trial of one of the Company's gene delivery systems. Prior to marketing in the United States, any drug, including any biological product, developed by the Company or its corporate partners must undergo rigorous preclinical studies, clinical trials and an extensive regulatory approval process implemented by the FDA under the federal Food, Drug and Cosmetic Act and, for biologics, the Public Health Service Act. Satisfaction of such regulatory requirements, which includes satisfying the FDA that the product is both safe and efficacious, typically takes several years or more depending on the type, complexity and novelty of the product, and requires a substantial commitment of resources. In addition, academic institutions and companies conducting research in the gene-based therapy field are using a variety of approaches and technologies. Any adverse results generated by such academic institutions or companies in preclinical studies or clinical trials could adversely affect the regulatory environment for gene-based therapeutics generally, possibly leading to delays in the approval process for the Company's products or preventing approval altogether. Preclinical studies must be conducted in conformance with the FDA's Good Laboratory Practice regulations. Before clinical trials may be commenced, an Investigational New Drug Application ("IND") for each planned trial must be filed with and cleared by the FDA. There can be no assurance that submission of an IND will result in regulatory authorization to commence clinical trials. The sponsors of any clinical trials of the Company's products will be responsible for initiating and overseeing the clinical trials to demonstrate the safety and efficacy that are necessary to obtain FDA marketing approval of such products.

  Clinical trials must meet FDA regulatory requirements for Institutional Review Board ("IRB") oversight, informed consent and Good Clinical Practices. The Company has limited experience in conducting preclinical studies and clinical trials. The Company will rely primarily on its corporate partners to conduct the clinical trials necessary to obtain regulatory approval, but it may conduct initial clinical trials to attract corporate partners. There can be no assurance that those clinical trials can be conducted at preferred sites, sufficient test subjects can be recruited or clinical trials will be started or completed successfully in a timely manner, or at all. Furthermore, the FDA may suspend clinical trials at any time if it believes the subjects participating in such trials are being exposed to unacceptable health risks or if it finds deficiencies in the IND or the conduct of the trial. There can be no assurance that the Company or its corporate partners will not encounter problems in clinical trials that cause the Company or its corporate partners or the FDA to delay, suspend or terminate such trials.

  Manufacturing facilities in the United States are subject to periodic inspection by the FDA and state authorities, and must comply with the FDA's Good Manufacturing Practice ("GMP") regulations. Manufacturers of biologics also must comply with the FDA's general biological product standards and also may be subject to state regulation. Failure to comply with GMP or other applicable regulatory requirements may result in withdrawal of marketing approval, criminal prosecution, civil penalties, recall or seizure of products, warning letters, total or partial suspension of production, FDA refusal to review pending marketing approval applications or supplements to approved applications, or injunctions, as well as other legal or regulatory action against the Company or its corporate partners.

  There can be no assurance that any product developed by the Company and its corporate partners will prove safe and effective in clinical trials or will meet all the applicable regulatory requirements necessary to receive marketing approval from the FDA or any appropriate regulatory body in other countries. Data obtained from preclinical studies and clinical trials are susceptible to varying interpretations that could delay, limit or prevent regulatory approvals. If regulatory approval is granted for a product, such approval will be limited to only those disease states and conditions for which the product is safe and effective, as demonstrated through clinical trials. Furthermore, approval may require ongoing post-marketing studies. After a product is approved for marketing, the product, its manufacturer and its manufacturing facilities are subject to continued regulatory review oversight and periodic FDA inspections. Discovery of previously unknown problems with a product, manufacturer or facility may result in penalties such as restrictions on such product, manufacturer or facility, including withdrawal of the product from the market.

  In order to market its products outside of the United States, the Company and its corporate partners must also comply with numerous and varying regulatory requirements of other countries implemented by authorities of such other countries governing the design and conduct of clinical trials and marketing approval. The approval procedures vary among countries and can involve additional testing. The time required to obtain approval in other countries may differ from that required to obtain FDA approval. The regulatory approval process in other countries includes all of the risks associated with obtaining FDA approval set forth above, and approval by the FDA does not ensure approval by the regulatory authorities of any other country. See "Business--Government Regulation."

INTENSE COMPETITION

  The pharmaceutical and biotechnology industries are highly competitive. The Company is aware of several pharmaceutical and biotechnology companies which are exploring the field of gene-based therapy, are actively engaged in research and development in areas related to gene-based therapy, or have commenced clinical trials of gene-based therapeutics. Many of these companies are addressing diseases which have been targeted by the Company or its corporate partners. Megabios also may experience competition from companies that have acquired or may acquire gene-based technology from universities and other research institutions. As competitors develop their technologies, they may develop proprietary positions in certain aspects of gene delivery and gene-based therapeutics that may have a material adverse effect on the Company's business, financial condition or results of operation. The Company faces and will continue to face intense competition from other companies for corporate partnerships with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions, and for licenses to proprietary technology, including intellectual property related to gene delivery systems. Corporate partners may also elect to internally develop gene-based therapeutics which compete with the Company's products. In addition, many other companies are developing non-gene-based therapies to treat these same diseases.

  Most of the Company's competitors and potential competitors have substantially greater product development capabilities and financial, scientific, manufacturing, managerial and human resources than the Company. There can be no assurance that research and development by others will not render the Company's delivery systems or the products developed by corporate partners using the Company's delivery systems obsolete or non-competitive or that any product developed by the Company or its corporate partners will be preferred to any existing or newly developed technologies. In addition, there can be no assurance that the Company's competitors will not develop safer, more effective or less costly gene delivery systems, gene-based therapeutics or non-gene-based therapies, achieve superior patent protection or obtain regulatory approval or product commercialization earlier than the Company, any of which could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Competition."

DEPENDENCE ON KEY PERSONNEL; NEED TO ATTRACT AND RETAIN KEY EMPLOYEES AND CONSULTANTS

  The Company is highly dependent on its executive officers and scientific staff. In addition, the Company relies on consultants and advisors to assist the Company in formulating its research and development strategy. The loss of any of these persons could have a material adverse effect on the Company's corporate partnerships, business, financial condition and results of operations. The Company does not maintain key man life insurance on any of such individuals.

  In order to pursue its research and product development plans, the Company is and will be required to attract and retain additional qualified scientific and other personnel. There can be no assurance that the Company will be successful in attracting and retaining these skilled persons who generally are in high demand by pharmaceutical and biotechnology companies and by universities and other research institutions. The failure to successfully attract and retain qualified personnel, consultants and advisors may impede the achievement of the Company's objectives and have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Scientific Advisory Board" and "Management."

LIMITED MANUFACTURING EXPERIENCE

  The Company has limited experience in manufacturing and currently lacks the resources or capability to manufacture any of its products on a commercial scale. While the Company has a pilot manufacturing facility, successful large-scale manufacturing of the Company's gene delivery systems or its products has not been demonstrated by the Company or any third parties. The Company will be dependent initially on corporate partners, licensees or other third parties for commercial-scale manufacturing of its products. Successful large-scale manufacturing of gene-based therapeutics has not been demonstrated by any third parties. There can be no assurance that the Company will be able to reach satisfactory agreements with its corporate partners, licensees or other third parties or that these parties will be able to develop adequate manufacturing capabilities for commercial-scale quantities of gene-based therapeutic products. See "Business--Manufacturing and Commercialization."

UNCERTAINTY OF COMMERCIAL ACCEPTANCE

  The Company's success is dependent on commercial acceptance of its products. The Company believes that recommendations by physicians and health care payors will be essential for commercial acceptance of its products. Concerns have arisen regarding the potential safety and efficacy of gene-based therapeutics using viral delivery systems. While the Company's gene delivery systems are lipid-based and do not contain viruses, there can be no assurance that physicians' and health care payors' evaluations of the Company's products will not be unfavorably effected by concerns over viral gene-based therapies or that they will conclude that the Company's products or technology are safe and effective. There can be no assurance that products developed by the Company and its corporate partners will achieve commercial acceptance among patients, physicians or third-party payors. Failure to achieve commercial acceptance would have a material adverse effect on the Company's business, financial condition and results of operations.

UNCERTAINTY OF PRODUCT PRICING AND REIMBURSEMENT

  The ability of Megabios' corporate partners to manufacture and sell its products successfully will depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the reimbursement status of newly-approved health care products, and if the Company and its corporate partners succeed in bringing any products to market, there can be no assurance that these products will be considered cost effective, that reimbursement will be available, or if available, that the payors' reimbursement policies will not adversely affect the corporate partner's ability to sell such products on a profitable basis, and thus the Company's ability to derive revenue through royalties on sales of such products.

PRODUCT LIABILITY EXPOSURE; AVAILABILITY OF INSURANCE

  The manufacture and sale of therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. The Company currently has only limited product liability insurance. The policy provides for $5.0 million of coverage with a deductible of $2,500 per person and $25,000 in the aggregate. There can be no assurance that the Company will be able to maintain existing or obtain additional product liability insurance on acceptable terms, if at all, or that it will provide adequate coverage against potential liabilities. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company's products. A successful product liability claim brought against the Company in excess of its insurance coverage, if any, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Product Liability Insurance."

HAZARDOUS AND RADIOACTIVE MATERIALS; ENVIRONMENTAL MATTERS

  The Company's research and development processes involve the controlled use of hazardous materials, chemicals and radioactive materials and produce waste products. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and waste products. There can be no assurance that contamination or injury from these materials will not occur. In such event, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. There can be no assurance that the Company will not be required to incur significant costs to comply with environmental laws and regulations, or that the Company's business, financial condition or results of operations will not be materially adversely affected by current or future environmental laws or regulations. See "Business--Government Regulation."

ABSENCE OF PRIOR PUBLIC MARKET; VOLATILITY OF STOCK PRICE

  Prior to this offering there has been no public market for the Common Stock, and there can be no assurance that an active market will develop or be maintained. The initial public offering price was negotiated between the Company and the representatives of the Underwriters and may not be indicative of future market prices. See "Underwriting" for information related to the method of determining the initial public offering price. The market price of the shares of Common Stock, like that of the common stock of many other biotechnology companies, is likely to be highly volatile. Factors such as the Company's operating results, developments in the Company's relationships with corporate partners, developments affecting the Company's corporate partners, announcements of results of preclinical studies and clinical trials by the Company, its corporate partners, its competitors or their products, regulatory action or regulatory approval with respect to the Company, its corporate partners, its competitors or their products, announcements of new products by the Company or its competitors, developments related to patent or other proprietary rights by the Company or its competitors, changes in the recommendation of securities analysts with respect to the Common Stock, and market conditions for biotechnology stocks in general may cause the market price of the Common Stock to fluctuate, perhaps substantially. The Company expects that operating results will fluctuate from quarter to quarter and that such fluctuations may be substantial. In addition, in recent years the stock market in general, and the shares of biotechnology and healthcare companies in particular, have experienced extreme price fluctuations. These broad market and industry fluctuations may have a material adverse effect on the market price of the Common Stock. In the future, the Company's operating results may be below the expectations of public market analysts and investors, and, as a result, the price of the Common Stock would likely be materially adversely affected.

CONTROL BY EXISTING STOCKHOLDERS; ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER PROVISIONS AND DELAWARE LAW

  After this offering, the Company's named executive officers, directors and principal stockholders will beneficially own approximately 5,504,254 or 44.5% of the outstanding shares of Common Stock (43.2% if the Underwriters' over-allotment option is exercised in full). As a result, such persons may have the ability to effectively control the Company and direct its affairs and business. Such concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of the Company. In addition, the Company's Board of Directors will have the authority to issue up to 10,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be materially adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Furthermore, certain provisions of the Company's Restated Certificate of Incorporation, including the provision for a staggered Board of Directors, may have the effect of delaying or preventing changes in control or management of the Company, which could adversely affect the market price of the Company's Common Stock. In addition, the Company will be subject to the provisions of
Section 203 of the Delaware General Corporation Law (the "Delaware Law"), an anti-takeover law. See "Principal Stockholders" and "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Company's Common Stock. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act of 1933, as amended (the "Securities Act"), and lock-up agreements pursuant to which all directors and executive officers and certain other stockholders of the Company have agreed not to sell or otherwise dispose of any of their shares without the prior written consent of the Company or Montgomery Securities. However, Montgomery Securities or the Company, as applicable, may at any time without notice, release all or any portion of the securities subject to lock-up agreements. The Company has agreed with Montgomery Securities not to release any stockholder from such lock-up agreement between the stockholder and the Company without the consent of Montgomery Securities. As a result of such restrictions and based upon the number of shares outstanding on July 15, 1997, on the date of this Prospectus approximately 22,645 shares, other than the 2,500,000 shares offered hereby, will be eligible for sale pursuant to subsection (k) of Rule 144 promulgated under the Securities Act. An additional 8,045,052 shares and 96,709 shares issuable upon exercise of outstanding vested options will be eligible for sale 180 days after the date of this Prospectus upon expiration of the lock-up agreements and in compliance with certain limitations set forth in the Securities Act. An additional 1,385,706 shares held by existing stockholders will become eligible for sale at various times over a period of less than one year. The remaining 272,536 shares currently held by existing stockholders will be subject to rights of repurchase in favor of the Company that expire at various dates through May 2001 pursuant to monthly vesting. After this offering, the holders of approximately 8,154,779 shares of Common Stock will be entitled to certain demand and piggyback registration rights with respect to registration of such shares under the Securities Act. If such holders, by exercising their demand or piggyback registration rights, cause a large number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. If the Company were to include in a Company-initiated registration shares held by such holders pursuant to the exercise of their piggyback registration rights, such sales may have an adverse effect on the Company's ability to raise needed capital. See "Shares Eligible For Future Sale" and "Description of Capital Stock-- Registration Rights."

DILUTION; ABSENCE OF DIVIDENDS

  The initial public offering price is substantially higher than the book value per share of Common Stock. Investors purchasing shares of Common Stock in this offering will incur immediate, substantial dilution of $7.70 per share in the net tangible book value of Common Stock. Additional dilution will occur upon the exercise of outstanding options and warrants. See "Dilution." The Company has never declared or paid any cash dividends and does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  Certain statements contained in this Prospectus, including without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import, constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Megabios, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the early stage of development of the Company and its products; dependence on corporate partnerships and need for additional corporate partnerships; uncertainty of product development and gene-based therapeutics; dependence on proprietary technology and uncertainty of patent protection; existing government regulation and changes in, or the failure to comply with, government regulation; intense competition; history of operating losses; the Company's need for additional financing; dependence on key personnel; limited manufacturing experience; uncertainty of commercial acceptance of its products and other factors referenced in this Prospectus. Certain of these factors are discussed in more detail elsewhere in this Prospectus, including, without limitation, under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. Megabios disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are estimated to be $27,300,000 ($31,485,000 if the over-allotment option is exercised in full) at an initial public offering price of $12.00 per share after deducting underwriting discounts and estimated offering expenses payable by the Company.

  The Company intends to use approximately $15.0 million of the net proceeds of the offering to fund research and development activities, including the development of existing and future gene delivery systems. Approximately $4.0 million of the net proceeds will be used for leasehold improvements to the Company's facilities and approximately $4.0 million of the net proceeds will be used for the purchase of certain capital equipment to be used primarily in the Company's pilot manufacturing facility. The balance of the net proceeds of the offering are expected to be used for working capital and general corporate purposes. These corporate purposes may include the purchase of technology assets and licenses. The Company has no present understandings, commitments or arrangements with respect to the purchase of any technology assets or licenses, and the amount and timing of these expenditures will depend on numerous factors, including the progress of the Company's research programs and its ability to attract additional corporate partners. Pending application of the net proceeds of the offering as described above, the Company intends to invest such proceeds in short-term, investment-grade, interest-bearing financial instruments.

  The Company anticipates that its existing resources, including the net proceeds of this offering, committed funding from existing corporate partnerships and projected interest income, will enable the Company to maintain its current and planned operations through fiscal 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain any future earnings to finance the growth and development of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. The Company's term loan with a commercial bank, which expires in August 1998, prohibits the payment of dividends.

                                CAPITALIZATION

  The following table sets forth as of June 30, 1997, (i) the pro forma capitalization of the Company giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock and the reincorporation of the Company into Delaware and (ii) the pro forma capitalization as adjusted to give effect to the receipt by the Company of the estimated net proceeds from the sale of the shares of Common Stock offered hereby at an initial public offering price of $12.00 per share, after deducting the underwriting discounts and estimated offering expenses payable by the Company. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                              JUNE 30, 1997
                                                          ----------------------
                                                          PRO FORMA  AS ADJUSTED
                                                          ---------  -----------
                                                             (IN THOUSANDS)
Current portion of long-term debt........................ $  1,233    $  1,233
Long-term debt...........................................    1,487       1,487
Stockholders' equity(1):
 Preferred stock, $.001 par value; 10,000,000 shares
  authorized; no shares issued and outstanding, pro forma
  and as adjusted........................................      --          --
 Common stock, $.001 par value; 30,000,000 shares
  authorized; 9,722,506 shares issued and outstanding,
  pro forma; 12,222,506 shares issued and outstanding, as
  adjusted, at amounts paid-in...........................   46,110      73,410
Deferred compensation, net of amortization...............     (679)       (679)
Accumulated deficit......................................  (20,208)    (20,208)
                                                          --------    --------
   Total stockholders' equity............................   25,223      52,523
                                                          --------    --------
    Total capitalization................................. $ 27,943    $ 55,243
                                                          ========    ========

--------
(1) Based on 9,722,506 shares outstanding as of June 30, 1997. Excludes (i) 479,622 shares of Common Stock issuable upon exercise of outstanding stock options as of June 30, 1997 at a weighted average exercise price of $1.22 per share, (ii) 84,008 shares of Common Stock issuable upon exercise of warrants outstanding at June 30, 1997 at an exercise price of $3.88 per share, (iii) an additional 781,699 shares of Common Stock reserved for future grants pursuant to the Company's 1997 Equity Incentive Plan and
    (iv) 200,000 shares of Common Stock reserved for purchase pursuant to the Company's 1997 Employee Stock Purchase Plan.

                                   DILUTION

  The pro forma net tangible book value of the Company as of June 30, 1997 was approximately $25.2 million, or $2.59 per share of Common Stock. Pro forma net tangible book value per share is determined by dividing the net tangible book value (tangible assets less total liabilities) of the Company by the number of shares of Common Stock outstanding at that date, including shares of Common Stock from the conversion of the Preferred Stock immediately prior to the consummation of the Offering. Without taking into account any other changes in the net tangible book value after June 30, 1997, other than to give effect to the receipt by the Company of the estimated net proceeds from the sale of 2,500,000 shares of Common Stock offered by the Company hereby at an initial public offering price of $12.00 per share, the pro forma net tangible book value of the Company as of June 30, 1997, would have been $52.5 million, or $4.30 per share. This represents an immediate increase in the pro forma net tangible book value of $1.71 per share to existing stockholders and an immediate dilution of $7.70 per share to new public investors. The following table illustrates this per share dilution:

   Initial public offering price...................................       $12.00
    Pro forma net tangible book value before offering.............. $2.59
    Increase attributable to new public investors(1)...............  1.71
                                                                    -----
   Pro forma net tangible book value after offering................         4.30
                                                                          ------
   Dilution to new public investors................................       $ 7.70
                                                                          ======

  The following table summarizes, on a pro forma basis, as of June 30, 1997, the difference between existing stockholders and purchasers of shares in the offering (at an initial public offering price of $12.00 per share and before deducting underwriting discounts and estimated offering expenses payable by the Company) with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:

                           SHARES PURCHASED(1)    TOTAL CONSIDERATION  AVERAGE
                           ------------------------------------------   PRICE
                             NUMBER     PERCENT     AMOUNT    PERCENT PER SHARE
                           ------------ --------------------- ------- ---------
   Existing stockholders..    9,722,506     79.5% $45,534,000   60.3%   $4.68
   New public investors...    2,500,000     20.5   30,000,000   39.7    12.00
                           ------------  -------  -----------  -----
     Total................   12,222,506    100.0% $75,534,000  100.0%
                           ============  =======  ===========  =====

--------
(1) The foregoing computations exclude (i) 479,622 shares of Common Stock issuable upon exercise of stock options outstanding as of June 30, 1997, at a weighted average exercise price of $1.22 per share, (ii) 84,008 shares of Common Stock issuable upon exercise of warrants outstanding at June 30, 1997, at an exercise price of $3.88 per share, (iii) an additional 781,699 shares of Common Stock reserved for future grants pursuant to the Company's 1997 Equity Incentive Plan and (iv) 200,000 shares of Common Stock reserved for purchase pursuant to the Company's 1997 Employee Stock Purchase Plan. To the extent that options or warrants are exercised and shares of Common Stock are issued, there will be further dilution to new investors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Management--Stock Plans" and "Description of Capital Stock."

                            SELECTED FINANCIAL DATA

  The selected financial data presented below for the years ended June 30, 1995, 1996 and 1997 and the balance sheet data as of June 30, 1996 and 1997 are derived from the financial statements of the Company included elsewhere in this Prospectus which have been audited by Ernst & Young LLP, independent auditors. The Statements of Operations Data for the period from April 23, 1992 (Inception) to June 30, 1993 and for the year ended June 30, 1994 and the balance sheet data as of June 30, 1993, 1994 and 1995 are derived from financial statements audited by Ernst & Young LLP not included in this Prospectus. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and the Notes thereto included elsewhere in this Prospectus. The Company has not paid any cash dividends.

                               APRIL 23,
                                  1992
                             (INCEPTION) TO       YEAR ENDED JUNE 30,
                                JUNE 30,    ----------------------------------
                                1993(1)      1994     1995     1996     1997
                             -------------- -------  -------  -------  -------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS
 DATA:
 Collaborative research and
  development revenue.......     $   --     $   500  $ 1,157  $ 1,890  $ 5,793
 Operating expenses:
  Research and development..        593       1,922    4,691    6,487    8,598
  General and
   administrative...........        165         796    1,811    2,169    2,417
                                 ------     -------  -------  -------  -------
    Total operating
     expenses...............        758       2,718    6,502    8,656   11,015
                                 ------     -------  -------  -------  -------
 Loss from operations.......       (758)     (2,218)  (5,345)  (6,766)  (5,222)
 Interest income (expense),
  net.......................        (20)         65      (84)    (135)     275
                                 ------     -------  -------  -------  -------
 Net loss...................     $ (778)    $(2,153) $(5,429) $(6,901) $(4,947)
                                 ======     =======  =======  =======  =======
 Net loss per share(2)......     $(0.23)    $ (0.60) $ (1.49) $ (1.81) $ (1.11)
                                 ======     =======  =======  =======  =======
 Shares used in computing
  net loss per share(2).....      3,433       3,603    3,638    3,812    4,438
                                 ======     =======  =======  =======  =======
 Pro forma net loss per
  share(2)..................                                           $ (0.50)
                                                                       =======
 Shares used in computing
  pro forma net loss per
  share(2)..................                                             9,926
                                                                       =======

                                                  JUNE 30,
                                   -------------------------------------------
                                   1993    1994     1995      1996      1997
                                   -----  -------  -------  --------  --------
                                               (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash, cash equivalents and short-
  term investments(3)............. $ 374  $ 1,886  $   282  $  5,253  $ 24,269
 Working capital(3)...............  (702)     758     (873)    3,568    21,629
 Total assets(3)..................   430    4,344    4,969     9,956    29,978
 Long-term debt...................   --       412    1,305     1,894     1,487
 Accumulated deficit..............  (778)  (2,931)  (8,360)  (15,261)  (20,208)
 Total stockholders' equity(3)....  (701)   2,436    2,219     6,086    25,223

--------
(1) The Company's financial data for fiscal 1992 and 1993 is not presented separately as the Company's operations from April 23, 1992 to June 30, 1992 were immaterial.
(2) See Note 1 of Notes to Financial Statements for an explanation of the computation of net loss and pro forma net loss per share.
(3) The increase from June 30, 1996 to June 30, 1997 reflects the receipt of approximately $24.0 million in net proceeds from the issuance of Series E and Series F Preferred Stock in fiscal 1997.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The discussion below contains certain forward-looking statements that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The Company's future results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements. See "Risk Factors" for a discussion of factors that could cause or contribute to such material differences. The following presentation of Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's Financial Statements and Notes thereto and other financial information included therein.

OVERVIEW

  Megabios, incorporated in 1992, develops proprietary gene delivery systems and provides preclinical development expertise to create gene-based therapeutics designed for the treatment or prevention of genetic and acquired diseases. The Company has developed several in vivo, non-viral gene delivery systems to address a number of potential therapeutic applications using a variety of therapeutic genes. The Company's clinical development and commercialization strategy is to enter into corporate partnerships with pharmaceutical and biotechnology companies. The Company has established corporate partnerships with Glaxo Wellcome, Pfizer and Lilly. To date, substantially all revenue has been generated by collaborative research and development revenue from corporate partners, and no revenue has been generated from product sales. Under its corporate partnerships the Company receives research and development funding on a quarterly basis in advance of payment of associated research and development costs. The Company expects that future revenue will be derived in the short-term from research and development revenue and milestone payments and in the long-term from royalties on product sales.

  A substantial portion of the Company's revenues to date have been from payments under the Glaxo Wellcome Agreement and Pfizer Agreement, totaling approximately $5.3 million and $3.6 million, respectively, through June 30, 1997.

  In April 1994, the Company entered into a corporate partnership with Glaxo Wellcome to develop a gene-based therapeutic for the treatment of cystic fibrosis. The terms of the Glaxo Wellcome Agreement provide Glaxo Wellcome with the exclusive rights to manufacture, market and sell gene-based therapeutics incorporating the Company's gene delivery systems for the treatment of cystic fibrosis. In addition to having received $5.3 million in research funding, the Company is entitled to receive a milestone payment from Glaxo Wellcome upon the commencement of a Phase III clinical trial, a portion of which will be credited against future royalties, as well as royalties on the sale of products resulting from the corporate partnership, if any. The research and development funding portion of the Glaxo Wellcome Agreement terminated in April 1997. The Company has completed all of its obligations under the Glaxo Wellcome Agreement and will receive future payments, if any, under the Glaxo Wellcome Agreement only through the achievement of a certain milestone and the payment of royalties. See "Business--Corporate Partners."

  In May 1996 the Company entered into a corporate partnership with Pfizer to develop a gene-based therapeutic for the treatment of solid tumors. Under the Pfizer Agreement, the Company is responsible for performing research and preclinical development activities for a period of up to four years. The Pfizer Agreement provides that Pfizer receive the exclusive rights to develop, make, use and sell gene-based therapeutics resulting from the corporate partnership. The Company will be entitled to receive up to $16.4 million in research and development funding if the agreement continues for four years, as well as up to $20.0 million in payments upon the achievement of certain clinical milestones, which milestone payments will be credited against future royalties, if any. In addition, if a product receives marketing approval from the FDA or an equivalent agency in another country, the Company is entitled to receive royalties on sales of products resulting from the corporate partnership. The Pfizer Agreement permits Pfizer to terminate the program for any reason after June 1998 upon six months of prior notice. If Pfizer elects to extend the research term beyond two years, it will be required, prior to January 1998, to commit to purchase within 60 days $10.0 million of the Company's Common Stock at a premium to the then current market value, subject to certain adjustments. See "Business--Corporate Partners."

  In May 1997, the Company entered into a corporate partnership with Lilly to develop a gene-based therapeutic using BRCA1. Under the Lilly Agreement, the Company is responsible for performing research and preclinical development activities for a period of up to four years. The Lilly Agreement provides that Lilly receive the exclusive rights to develop, make, use and sell gene-based therapeutics using BRCA1 resulting from the corporate partnership. The Company will be entitled to receive at least $7.0 million in research and development funding during the first two years of the agreement, which may be extended for up to two additional years provided that the Company and Lilly agree on an appropriate level of research and development funding for such extension period. In addition, the Company may receive up to $27.5 million in payments upon the achievement of certain preclinical and clinical milestones, and if a product receives marketing approval from the FDA or an equivalent agency in another country, the Company is entitled to receive royalties on sales of products resulting from the corporate partnership. The Lilly Agreement permits Lilly to terminate the program for any reason after May 1999 upon three months prior notice. See "Business--Corporate Partners."

  The Company has incurred significant losses since inception and expects to incur substantial losses for the foreseeable future, primarily due to the expansion of its research and development programs and because the Company does not expect to generate revenues from the sale of products in the foreseeable future, if at all. The Company expects that operating results will fluctuate from quarter to quarter and that such fluctuations may be substantial. As of June 30, 1997, the Company's accumulated deficit was approximately $20.2 million.

  The Company's business is subject to significant risks, including the risks inherent in its research and development efforts, reliance on corporate partners, uncertainties associated with obtaining and enforcing patents, the lengthy, expensive and uncertain regulatory approval process, competition from other companies' products, and the need for additional capital. See "Risk Factors."

RESULTS OF OPERATIONS

 FISCAL YEARS ENDED JUNE 30, 1997, 1996 AND 1995

  Revenue. Revenue from corporate partnerships totaled approximately $5.8 million, $1.9 million, and $1.2 million for the years ended June 30, 1997, 1996 and 1995, respectively. The 1997 revenue was primarily attributable to amounts earned for research performed under the Company's corporate partnerships with Glaxo Wellcome, Pfizer and Lilly, of approximately $2.0 million, $3.4 million and $270,000, respectively. The 1996 revenue was attributable to amounts earned for research performed under the Company's corporate partnerships with Glaxo Wellcome and Pfizer of approximately $1.63 million and $265,000, respectively and the 1995 revenue resulted entirely from research payments under the Glaxo Wellcome corporate partnership. No revenues from milestones have been earned under any corporate partnerships to date.

  Research and Development Expenses. Research and development expenses increased to $8.6 million in 1997 from $6.5 million in 1996 and $4.7 million in 1995. The increases in each period were primarily attributable to increased payroll and personnel expenses as the Company hired additional research and development personnel to support its independent research and collaborative programs, increased purchases of laboratory supplies, increased equipment and leasehold improvement depreciation, increased facilities expenses in connection with the build-out of the present facility and an increased use of consultants and analytical lab services. The Company expects to expand its independent research and collaborative programs in future periods, which will result in increased research and development expenses in absolute dollars.

  General and Administrative Expenses. General and administrative expenses increased to $2.4 million in 1997 from $2.2 million in 1996 and $1.8 million in 1995. The increases in each period were primarily attributable to increased payroll and personnel expenses as the Company hired additional management, and to increased consulting, legal, professional, travel and other fees and expenses associated with an increase in business development activities. General and administrative expenses are expected to increase in absolute dollars in the future to support the Company's expanding business activities and the increased costs expected to be incurred as a publicly-traded company.

  Interest Income (Expense), Net. Interest income (expense), net increased to $275,000 in 1997 compared with interest income (expense), net of ($135,000) in 1996 and ($84,000) in 1995. Interest income increased to $656,000 in 1997 from $230,000 in 1996 and $56,000 in 1995. Increases in interest income resulted from the change in average cash and investment balances as a result of sales of equity securities of the Company. Interest expense increased to $381,000 in 1997 from $365,000 in 1996 and $140,000 in 1995. The increase in interest expense in 1997 was due to the higher average outstanding balance on an equipment financing line of credit. The increase in interest expense in 1996 was attributable to amounts due under a term loan executed in early 1996 and to the increased utilization of an equipment financing line of credit.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has financed its operations since inception primarily through the sale of equity securities, funds provided under corporate partnerships and equipment and leasehold improvement financing. As of June 30, 1997, the Company had received approximately $45.4 million in net proceeds from the sale of equity securities and approximately $10.2 million for license fees and research support payments under corporate partnerships.

  Cash, cash equivalents and short-term investments at June 30, 1997 were $24.3 million compared to $5.3 million at June 30, 1996. The increase was due primarily to the proceeds received from the sale of equity securities and research payments received under corporate partnerships, offset by net cash used in operations.

  Net cash used in the Company's operations decreased to $2.8 million for 1997 from $5.5 million for 1996. The decrease was primarily due to the increased research and development funding from corporate partnerships. The Company's capital expenditures for 1997 and 1996 were $1.9 million and $1.1 million, respectively.

  In May 1996, the Company entered into an equipment financing agreement for up to $2.7 million. As of June 30, 1997, the Company had borrowed approximately $1.6 million under this agreement for equipment purchases structured as loans. These loans are being repaid over 48 months at interest ranging from 15.2% to 16.2% per annum. In connection with this agreement, the Company issued to the lender a warrant to purchase 38,238 shares of the Company's Series C Preferred Stock at an exercise price of $3.88 per share. The warrant expires at the earlier of April 30, 2006 or five years after the closing of this offering.

  In June 1995, the Company obtained a $1.5 million line of credit from a commercial bank. In August 1995, the Company converted this line of credit into a $1.5 million term loan bearing interest at the prime rate plus 2%. The loan is payable in 36 equal monthly installments beginning August 31, 1995. In connection with the term loan, the Company issued to the lender a warrant to purchase 24,140 shares of Series C Preferred Stock at an exercise price of $3.88 per share. The warrant expires on the earlier of June 1, 2000, or a merger or sale of substantially all of the Company's assets.

  In December 1993, the Company entered into a financing agreement for up to $2.3 million with another financing company. As of June 30, 1997, the Company had borrowed $1.9 million under the agreement for equipment purchases and tenant improvements structured as loans. These loans are being repaid over 42 months at interest rates ranging from 13.8% to 16.2% per annum. In connection with this agreement, the Company issued a warrant to purchase 21,630 shares of the Company's Series B Preferred Stock at an exercise price of $3.88 per share. The warrant expires on the earliest of May 13, 2000, or the day prior to the effectiveness of a registration statement covering an underwritten offering of the Company's securities with aggregate gross proceeds of at least $7.5 million, or a merger or sale of substantially all of the Company's assets.

  The Company anticipates that its existing resources, including the net proceeds of this offering, committed funding from existing corporate partnerships and projected interest income, will enable the Company to maintain its current and planned operations through fiscal 1999. However, there can be no assurance that the Company will not require additional funding prior to such time. The Company's future capital requirements will depend on many factors, including scientific progress in its research and development programs, the size and complexity of such programs, the scope and results of preclinical studies and clinical trials, the ability of the Company to establish and maintain corporate partnerships, the time and costs involved in obtaining regulatory approvals, the time and costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the cost of manufacturing preclinical and clinical materials and other factors not within the Company's control. There can be no assurance that additional financing to meet the Company's funding requirements will be available on acceptable terms or at all. If additional funds are raised by issuing equity securities, substantial dilution to existing stockholders may result. Insufficient funds may require the Company to delay, scale back, or eliminate some or all of its research or development programs or to relinquish greater or all rights to products at an earlier stage of development or on less favorable terms than the Company would otherwise seek to obtain.

  The Company recorded deferred compensation representing the difference between the exercise price of options granted and the deemed fair market value of its Common Stock at the time of grant. Deferred compensation of approximately $750,000 was recorded through June 30, 1997, and an additional $390,000 is expected to be recorded for options granted subsequent to June 30, 1997. Deferred compensation will be recognized as an expense over the related vesting term of the options, generally four years.

  The Company has not generated significant taxable income to date. At June 30, 1997, the net operating losses available to offset future taxable income for federal income tax purposes were approximately $15.6 million. Because the Company has experienced ownership changes, future utilization of the carryforwards may be limited in any one fiscal year pursuant to Internal Revenue Code regulations. The carryforwards expire at various dates beginning in 2007 through 2012 if not utilized. As a result of the annual limitation, a portion of these carryforwards may expire before becoming available to reduce the Company's federal income tax liabilities.

                                   BUSINESS

  Megabios develops proprietary gene delivery systems and provides preclinical development expertise to create gene-based therapeutics designed for the treatment or prevention of genetic and acquired diseases. The Company has developed several in vivo, non-viral gene delivery systems to address a number of potential therapeutic applications using a variety of therapeutic genes. The Company's clinical development and commercialization strategy is to enter into collaborative research and development agreements or "corporate partnerships" with pharmaceutical and biotechnology companies. To date, the Company has established corporate partnerships with Glaxo Wellcome to develop a treatment for cystic fibrosis using the CFTR gene, Pfizer to develop a treatment for solid tumors through angiogenesis inhibition and Lilly to develop treatments for breast and ovarian cancer using the BRCA1 gene.

BACKGROUND

 Genes and Gene-based Therapeutics

  Genes provide the "code" for proteins, which determine the nature and function of cells and tissues in all living organisms. The study of genes and their function ("genomics") provides the fundamental basis for understanding human health and disease and has led to the identification of many genes with potential therapeutic utility ("therapeutic genes").

  The entire genetic content of an organism is known as its genome. In humans, the genome is believed to contain approximately 100,000 genes, each of which is composed of a unique sequence of DNA molecules that encode genetic instructions. These genetic instructions enable cells to carry out their normal biological functions. The process by which an organism utilizes genetic instructions and produces proteins is known as gene expression. The expression of a defective gene, or the over- or under-expression of a normal gene, is responsible for certain disease conditions. For example, the expression of a single defective gene is known to cause cystic fibrosis and sickle cell anemia, and the defective expression of multiple genes is believed to be involved in the progression of diseases such as cancer and diabetes, as well as cardiovascular, neurological and other diseases.

  The worldwide effort to decipher the human genome and to understand the function of its constituent genes is yielding important insights into the roles that genes play in disease conditions, as well as how genes may be useful in the treatment of such diseases. It is estimated that there are at least 5,000 genes of known function, many of which have been identified as potential therapeutic genes. Various companies and academic institutions are investing substantial financial and human resources to identify additional therapeutic genes, and the Company believes that this process will create opportunities for gene-based therapeutics.

  Gene-based therapy is an approach to the treatment or prevention of certain diseases in which therapeutic genes are introduced into target cells to cause the production of specific proteins needed to bring about a therapeutic effect. For gene-based therapy to be effective, the therapeutic gene must be delivered to the target cell, transported across the outer membrane and into the cell, where it can be expressed. The expressed protein may remain within the cell for an intracellular effect, be transported to the cell membrane to exert a cell surface effect or be secreted into the bloodstream to have a systemic effect. Most gene-based therapies utilize a delivery system, or vector, into which the therapeutic gene is incorporated to facilitate its delivery to, and uptake by, the target cell.

               EXPRESSION OF A THERAPEUTIC GENE IN A TARGET CELL


                            [ARTWORK APPEARS HERE]


 Gene Delivery Approaches

  To date, a limiting factor in gene-based therapy has been the lack of safe, effective gene delivery systems. A number of gene delivery approaches are being developed, each of which has exhibited certain limitations. These approaches may be categorized by their mode of administration, ex vivo (outside the body) or in vivo (inside the body), and by the nature of the gene delivery system (viral or non-viral).

  Many clinical trials of potential gene-based therapeutics have used ex vivo, viral gene delivery. Ex vivo gene-based therapies involve procedures in which selected cells are removed from the patient, transduced with the therapeutic gene, expanded in number, cleansed of contaminants and then reintroduced into the same patient. This lengthy and labor-intensive process significantly differs from traditional pharmaceutical administration and may result in a complex, high-cost procedure.

  In an effort to overcome these limitations, certain companies are developing in vivo gene delivery systems that employ viruses to deliver the therapeutic gene into target cells. Although in vivo, viral gene delivery approaches may be suitable for certain applications, the Company believes that several issues resulting from the use of viruses may limit their broad application. Certain types of viral gene delivery systems permanently alter the DNA of the target cell due to integration of the virus carrying the therapeutic gene into the DNA of the cell. This permanent and potentially random integration may result in the inability to regulate the gene-based therapeutic, the inactivation of a beneficial gene or the unintended activation of a harmful gene. In addition, certain viral gene delivery systems have been shown to cause immune reactions, limiting their use for chronic diseases that may require repeat dosing. Viral gene delivery systems may also have limitations as to the size of the therapeutic gene that can be delivered. Furthermore, the Company believes that it may be difficult and expensive to manufacture and purify the desired viral strain due to the risks associated with handling viruses.

  To overcome the concerns associated with the use of viruses, in vivo, non-viral gene delivery methods are being developed. Such methods typically include the insertion of a therapeutic gene into a circular segment of DNA known as a DNA plasmid, which is designed to control expression of the therapeutic gene in the cell. The plasmid is packaged with a carrier, often a lipid-based formulation, and delivered into the target cell by various modes of administration, including inhalation, intravenous administration, direct injection and intraperitoneal administration. These traditional modes of administration are familiar to physicians and may be more convenient and cost effective than ex vivo approaches. In addition, DNA plasmids degrade over time and do not integrate into the host genome. Therefore, plasmid-based systems avoid the potentially random integration associated with some viral approaches and allow for more flexible treatment since the gene is not permanently expressed. In spite of the advantages of in vivo, non-viral delivery approaches, their development has been limited by a number of considerations, including low levels and short duration of gene expression, non-specific cell targeting, inflammation or other adverse effects and manufacturing difficulties.

MEGABIOS' IN VIVO, NON-VIRAL GENE DELIVERY APPROACH

  The Company's in vivo, non-viral gene delivery systems are designed to avoid the significant limitations of ex vivo (whether viral or non-viral) and in vivo, viral gene delivery. Furthermore, the Company believes it has made progress in overcoming the limitations often associated with in vivo, non-viral gene delivery approaches. The Company's proprietary gene delivery systems consist primarily of two components: (i) DNA plasmids containing a therapeutic gene that controls its proper expression; and (ii) lipids and other agents that facilitate the delivery of the DNA plasmids into the target cell. In most of its gene delivery systems, the Company combines negatively charged DNA with novel, positively charged lipids and neutral lipids to form DNA:lipid complexes. These complexes are the active ingredient in the Company's gene delivery systems. Certain of the Company's other gene delivery systems utilize polymers and peptides instead of lipids to facilitate the delivery of DNA plasmids.

             MEGABIOS' NON-VIRAL, LIPID-BASED GENE DELIVERY SYSTEMS

                            [ARTWORK APPEARS HERE]

  The Company's portfolio of gene delivery systems is classified by series based on the mode of administration and the cell type to which the gene-based therapeutic is delivered, with each formulation within a series having distinct specifications and potential applications. For example, different gene delivery systems within the MB200 Series result in different patterns of expression following intravenous administration. To date, the Company has developed seven series of gene delivery systems and expects to design additional series of gene delivery systems, expanding the scope of its commercial opportunities. The Company believes its proprietary, non-viral gene delivery systems may have the following benefits:

  Therapeutically Relevant Gene Expression. Megabios has developed DNA plasmids that, following their formulation with lipids and their administration to animals, produce therapeutically relevant protein levels that persist for up to two months. Following intravenous administration to mice of the gene for a commercially available cytokine, the cytokine was detected in the blood at levels consistent with those required for therapeutic effect. Similarly, following aerosol administration to primates of the therapeutic gene to treat cystic fibrosis, the resulting human protein was produced in the correct cell type (lung epithelial cells) and at levels believed to be potentially therapeutic.

  Tissue-specific Gene Delivery and Expression. The Company believes that its gene delivery systems result in specific targeting to certain tissues and a number of cell types. In preclinical studies, the Company has demonstrated that various formulations are taken up selectively by (i) ciliated epithelial cells lining the airways of the lungs following aerosol administration, (ii) vascular endothelial cells lining the blood vessels of several tissues, including lung, heart, spleen and lymphatic tissues, following intravenous administration, (iii) solid tumors following direct administration either into the tumor or other local tissues, (iv) antigen presenting cells following intramuscular, intradermal, subcutaneous or intravenous injection, (v) circulating macrophages following intravenous administration and (vi) cells in the central nervous system following direct injection. For example, in a preclinical study to test the pattern of uptake of two intravenous formulations, one formulation resulted in over 90% of observable gene expression in the vascular endothelial cells of the lungs, while the other formulation resulted in over 90% of observable gene expression in the spleen. In addition, following direct injection in animals, the Company's formulations have been demonstrated to result in transfection of solid tumors and muscle and brain tissue.

  Ease of Handling and Administration, Stability and Scalable Manufacturing Methods. The Company's gene delivery systems are designed to be handled and administered like traditional pharmaceuticals. These gene delivery systems are also designed to be stable when refrigerated and are intended to be distributed like other pharmaceuticals. Megabios has demonstrated that it can produce clinical-grade DNA plasmids, DNA:lipid complexes and formulations under controlled conditions without the expense and handling requirements associated with viral gene delivery systems. In addition, Megabios has developed manufacturing and production methods designed to be scaled to meet commercial requirements and has produced DNA plasmids at a contract manufacturer at the 1,000 liter scale.

  Improved Safety Profile. Megabios has tested its gene delivery systems in hundreds of in vivo, preclinical experiments. In animal models, the Company's aerosol gene delivery systems do not appear to cause serious adverse effects, such as inflammation, which has been seen following the aerosol administration of lipid-based gene delivery systems under development by other companies. Megabios believes that its gene delivery systems may allow for repeat administration of gene-based therapeutics for the treatment of chronic diseases, such as asthma and other inflammatory conditions.

  The Company has also developed techniques that allow it to screen genes for potential therapeutic utility. Because the Company believes that in vitro gene expression experiments do not correlate well with in vivo results, Megabios has focused on testing its gene delivery systems in animals. The Company has developed a methodology to test therapeutic genes in vivo in rapid succession. For example, in a matter of weeks, the Company can prepare plasmids containing different therapeutic genes, formulate them in an appropriate lipid-based delivery system and administer the formulations to animals. After testing several different genes, the Company can demonstrate the potential clinical utility of a panel of therapeutic genes, facilitating selection of the gene-based therapeutic to be developed. In addition, Megabios has expertise in the selection of appropriate animal models, as well as in the development of various assays and analytical techniques, to assess the performance of formulations containing various genes. While the results of preclinical animal studies do not predict safety or efficacy in humans, when, and if, further clinical trials are conducted, the Company believes that its gene screening capability and its experience in preclinical development will enable it to accelerate the development of gene-based therapeutics and thereby attract corporate partners.

COMMERCIALIZATION STRATEGY

  The Company provides technology and preclinical development expertise that it believes will be critical to the successful commercialization of many therapeutic genes. The Company's commercialization strategy is to enter into corporate partnerships with pharmaceutical and biotechnology companies to develop gene-based therapeutics. Megabios corporate partnerships' are structured to provide the Company with funding for research and development, milestone payments and, upon commercialization, product royalties. This strategy is intended to enable Megabios to extend and leverage its technology platform, focus on preclinical development of gene-based therapeutics and create a portfolio of product development programs sponsored by its corporate partners. The key components of the Company's commercialization strategy are to:

  Exploit Broad Technology Platform. The Company believes that its gene delivery systems can be used for multiple therapeutic applications. The Company's goal is to establish several corporate partnerships for each series of gene delivery systems that it has developed, since the plasmid component of its formulations may contain any of several genes. For example, the Company has entered into a corporate partnership with Glaxo Wellcome to develop a gene-based therapeutic to treat cystic fibrosis using the Company's aerosol gene delivery technology, referred to as the MB100 Series. Gene delivery systems in the MB100 Series may also be useful with different therapeutic genes to treat other pulmonary diseases, such as asthma. Therefore, once a particular gene delivery technology has been developed, it may be commercialized with several partners for several different diseases. The Company intends to expand its technology platform to include additional non-viral gene delivery systems which target additional tissues and cell types, creating an even broader portfolio of potential commercial applications.

  Focus Resources on Conversion of Genes into Drug Candidates. The Company intends to focus on (i) DNA plasmid development to optimize expression of the therapeutic gene, (ii) formulation development to achieve appropriate targeting of the therapeutic gene to various cell types, (iii) gene screening to validate the potential utility of a therapeutic gene, (iv) preclinical studies, including animal models of disease, toxicology and pharmacological testing, (v) assay development in support of preclinical studies and clinical trials and (vi) supply of material for preclinical studies and early clinical trials. Under certain circumstances, the Company may sponsor early clinical testing of a potential gene-based therapeutic to attract prospective corporate partners. In most cases, however, the Company's corporate partners will be responsible for clinical trials, sales, marketing, and large-scale clinical and commercial manufacturing. By limiting its role primarily to research and preclinical development of gene delivery systems, the Company believes it will be able to build and maintain its expertise in the area of in vivo, non-viral gene delivery.

  Diversify Through Multiple Projects and Corporate Partners. The Company's strategy is to structure its corporate partnerships so that its research and development activities on behalf of corporate partners will be fully subsidized. Other potential payments that may be received by the Company from corporate partners, including licensing fees, equity investments and milestone payments, will be used to fund the further development of the Company's core technology. The Company believes this will limit financial risk by eliminating its exposure to capital-intensive activities such as large-scale clinical trials, commercial manufacturing and sales and marketing, while enabling the Company to continue to advance its core technology. In addition, the Company believes that creating a portfolio of product development programs will reduce the Company's dependence on any particular product development program.

CORPORATE PARTNERS

  The Company has entered into three collaborative research and development agreements or "corporate partnerships" and is actively seeking additional partnerships with pharmaceutical and biotechnology companies. Many of these companies have identified therapeutic genes, but Megabios believes many such companies do not possess the technology or the know-how to develop gene-based therapeutics. Megabios seeks license fees, equity investments, funding for research and development, milestone payments and royalties on product sales in exchange for commercial licenses to the Company's gene delivery technologies and access to its preclinical development expertise.

 Glaxo Wellcome

  In April 1994, the Company entered into a corporate partnership with Glaxo Wellcome to develop a gene-based therapeutic for the treatment of cystic fibrosis. Cystic fibrosis is the most common lethal genetic disease in Caucasians, occurring in about 1 in 3,000 live births. The disease is believed to afflict approximately 55,000 patients in the United States and Europe. Cystic fibrosis is caused by a defect in the CFTR gene. This defect results in production of defective CFTR protein, leading to the build-up of mucus in the lungs that often results in multiple infections, loss of lung function and premature death. The median life expectancy of a patient with cystic fibrosis is approximately 30 years. Patients with cystic fibrosis typically incur annual medical costs ranging from $15,000 to $55,000. The Company believes that a gene-based therapeutic which results in increased levels of normal CFTR protein on the surface of ciliated epithelial cells may slow or halt the progression of this disease while reducing the total cost of patient care.

  The Company has conducted preclinical testing of a gene delivery system in the MB100 Series as a carrier for the CFTR gene. Data from these studies, including the administration of the gene to primates via inhalation, have demonstrated expression of the human form of the CFTR gene in the correct location in the appropriate cell type with no evidence of inflammation, a common problem associated with non-viral gene-based therapeutics. In addition, approximately 20% of the target cells were shown to produce CFTR protein six weeks after a single administration, which exceeds the level believed to be the threshold for achieving a therapeutic effect. The Company believes that these results suggest that this product may be useful in the treatment of cystic fibrosis. In June 1997, Glaxo Wellcome commenced a Phase I/II clinical trial in cystic fibrosis patients with cystic fibrosis using a gene delivery system in the MB100 Series as a carrier for the CFTR gene.

  Under the Glaxo Wellcome Agreement, the Company conducted research and preclinical development activities for a three-year period ended April 1997. The terms of the Glaxo Wellcome Agreement provide Glaxo Wellcome with the exclusive rights to manufacture, market and sell gene-based therapeutics incorporating the Company's gene delivery systems for the treatment of cystic fibrosis. Glaxo Wellcome will be responsible for clinical trials, large-scale clinical and commercial manufacturing, and sales and marketing of any potential gene-based therapeutics resulting from the corporate partnership. In addition to having received $5.3 million in research funding, the Company is entitled to receive a milestone payment from Glaxo Wellcome upon the commencement of a Phase III clinical trial, a portion of which will be credited against future royalties, as well as royalties on the sales of products resulting from the corporate partnership. The Company has completed all of its obligations under the Glaxo Wellcome Agreement and will receive future payments, if any, only through the achievement of a certain milestone and the payment of royalties.

 Pfizer

  In May 1996, the Company entered into a corporate partnership with Pfizer to develop a gene-based therapeutic for the treatment of solid tumors using gene delivery systems in the MB200 Series which are designed to deliver genes that inhibit angiogenesis. In order to survive and multiply, clusters of cancer cells, referred to as solid tumors, require oxygen and other nutrients that are delivered via the bloodstream. To access this blood supply, cancer cells initiate a biochemical process that stimulates angiogenesis (the process by which new blood vessels are formed), creating a new network of blood vessels that nourish the tumor and remove waste products. As cancer cells grow and metastasize (spread from primary sites to secondary sites), they stimulate angiogenesis to form and nourish new tumors. Angiogenesis inhibitors have been shown to slow or stop the formation of new blood vessels and therefore the growth and spread of solid tumors.

  The Company's gene-based therapeutic under development with Pfizer is intended to inhibit angiogenesis associated with the formation and growth of solid tumors. Gene delivery systems in the MB200 Series have been shown in animal models to achieve gene expression selectively in vascular endothelial cells of the lungs and other tissues. The initial disease targeted in the Pfizer collaboration is non-small cell lung cancer ("NSCLC"). It is estimated that there are approximately 300,000 new cases of NSCLC each year in the United States and Europe. The Company believes there is no adequate treatment for NSCLC. The median survival for patients with advanced forms of the disease is approximately six months after diagnosis. The Company believes that a therapy which is useful for the treatment of NSCLC also may be useful for other solid tumors, such as cancer of the breast, prostate and ovaries.

  The Pfizer Agreement provides that Pfizer receive the exclusive rights to develop, make, use and sell gene-based therapeutics resulting from the corporate partnership. Under the Pfizer Agreement, the Company is conducting research and preclinical development activities and will receive funding for such activities through at least June 1998. Pfizer will be responsible for clinical trials, large-scale clinical and commercial manufacturing, and sales and marketing of any potential gene-based therapeutics resulting from the corporate partnership. The Company will be entitled to receive up to $16.4 million in research and development funding if the agreement continues for four years, as well as up to $20.0 million in payments upon the achievement of certain clinical milestones, which milestone payments will be credited against future royalties, if any. In addition, if a product receives marketing approval from the FDA or an equivalent agency in another country, the Company is entitled to receive royalties on sales of products resulting from the corporate partnership. In connection with the execution of the Pfizer Agreement, Pfizer purchased 484,697 shares of Series D Preferred Stock for $3.5 million.

Such shares convert into 484,697 shares of Common Stock upon the offering, representing approximately 4.0% of the Company's outstanding Common Stock (assuming 12,225,939 shares of Common Stock outstanding after the offering). The Pfizer Agreement permits Pfizer to terminate the program for any reason, including reasons unrelated to such program, after June 1998 upon six months prior notice. If Pfizer elects to extend the research term beyond two years, it will be required, prior to January 1998, to commit to purchase within 60 days $10.0 million of the Company's Common Stock at a premium to the then current market value, subject to certain adjustments. The Company is uncertain whether Pfizer will exercise its option to extend the Pfizer Agreement and make the corresponding equity investment in the Company. Under the terms of the Pfizer Agreement, Pfizer's aggregate ownership in the Company may not exceed 19.99% of the Company's outstanding capital stock.

  Under the Pfizer Agreement, the Company is responsible for performing research and preclinical development activities for a period of up to four years. The Company's responsibilities include DNA plasmid development, formulation development, assay development, preclinical studies including toxicology and pharmacological testing and supply of material for preclinical studies. In addition, the Company is conducting gene screening using gene delivery systems in the MB200 Series using intravenous administration to determine the relative utility of various therapeutic genes believed to inhibit angiogenesis.

 Lilly

  In May 1997, the Company entered into a corporate partnership with Lilly to develop gene-based therapeutics using BRCA1, a gene which has been identified as a putative tumor suppressor. In normal cells, tumor suppressor genes act to inhibit cell division. When a tumor suppressor gene, such as BRCA1, is missing or defective, a cell may begin to replicate uncontrollably, resulting in the formation of a tumor. Various scientific publications have associated defects in BRCA1 with breast, ovarian and prostate cancers. Increased expression of the BRCA1 gene in diseased tissue may inhibit or prevent the uncontrolled cell growth associated with cancer, without causing any adverse effect in normal cells. BRCA1 will be developed as a gene-based therapeutic initially using gene delivery systems in the MB300 Series, which are administered via direct injection, and gene delivery systems in the MB700 Series, which are administered into the intraperitoneal cavity.

  The Company's gene-based therapeutic under development with Lilly is initially focused on the delivery and expression of BRCA1 in diseased cells in breast and ovarian tissue. Preliminary studies of Megabios' gene delivery systems indicate that gene delivery systems in the MB300 Series may be useful in the targeting of genes to ovarian and breast tissues. There are over 180,000 new cases of breast cancer and over 26,000 new cases of ovarian cancer reported each year in the United States. In addition, other gene delivery systems will be tested and potentially developed for the purpose of delivering BRCA1 to various tissues using other modes of administration, including intraperitoneal and intravenous administration.

  Under the Lilly Agreement, the Company is responsible for performing research and preclinical development activities for a period of up to four years. The Lilly Agreement provides that Lilly receive the exclusive rights to develop, make, use and sell gene-based therapeutics incorporating BRCA1 resulting from the corporate partnership. Under the Lilly Agreement, the Company will conduct research and preclinical development activities and will receive funding for a minimum of two years. Lilly will be responsible for clinical trials, large-scale clinical and commercial manufacturing, and sales and marketing of any gene-based therapeutics resulting from the corporate partnership. The Company will be entitled to receive at least $7.0 million in research and development funding during the first two years of the agreement, which may be extended for up to two additional years provided that Lilly and the Company agree on an appropriate level of research and development funding for such extension period. In addition, the Company may receive up to $27.5 million in payments upon the achievement of certain preclinical and clinical milestones and, if a product receives marketing approval from the FDA or an equivalent foreign agency, the Company is entitled to receive royalties on sales of products resulting from the corporate partnership. In connection with the execution of the Lilly Agreement, Lilly purchased 285,714 shares of the Company's Series F Preferred Stock for $3.0 million. Such shares convert into 285,714 shares of Common Stock upon the offering, representing approximately 2.34% of the Company's outstanding Common Stock (assuming 12,225,939 shares of Common Stock outstanding after the offering). The Lilly Agreement permits Lilly to terminate the program for any reason, including reasons unrelated to such program, after May 1999 upon three months prior notice.

  The Company is highly dependent upon its corporate partnerships with Glaxo Wellcome, Pfizer and Lilly. There can be no assurance that either, or both of, the Pfizer Agreement or the Lilly Agreement will be extended, that research funds under the Pfizer Agreement or the Lilly Agreement or milestone payments contemplated by any of the Company's corporate partnerships will be received, that the equity investment contemplated by the Pfizer Agreement will be consummated, or that any of these corporate partnerships will result in successfully commercialized products and the receipt by the Company of related royalty revenues. Should the Company fail to receive research funds or should milestones set forth in any or all of the Glaxo Wellcome Agreement, the Pfizer Agreement or the Lilly Agreement not be achieved, or should Glaxo Wellcome, Pfizer or Lilly breach or terminate their respective agreements, either prior to scheduled termination or on the termination date, the Company's business, financial condition and results of operations will be materially adversely affected. The Company will also need to enter into additional corporate partnerships, and there can be no assurance that the Company will be able to do so on favorable terms, or at all. Should any corporate partner fail to develop or commercialize successfully any product to which it has obtained rights from the Company, the Company's business, financial condition and results of operations may be materially adversely affected.

MEGABIOS' GENE DELIVERY SYSTEMS

  The Company has developed several gene delivery systems and has identified a number of potential therapeutic applications for each of these systems using a variety of therapeutic genes. The Company's portfolio of gene delivery systems are classified by series based on the mode of administration and the cell type to which the gene-based therapeutic is delivered, with each formulation within a series having distinct specifications and potential applications. For example, one gene delivery system in the MB100 Series has been optimized for the aerosol delivery of the CFTR gene to ciliated epithelial cells in the lungs, while a different aerosol gene delivery system in the same series is under development to deliver genes for the treatment of asthma. The table below summarizes the Company's gene delivery systems, potential applications and agreements with corporate partners:


    DELIVERY SYSTEM
  (MODE OF ADMINISTRATION)   CELL TYPE(S) TRANSFECTED        POTENTIAL APPLICATIONS              STATUS(1)
  ------------------------   ------------------------ ------------------------------------ ---------------------
  MB100 Series                 Ciliated               Cystic fibrosis                      Phase I/II with Glaxo
   (Inhalation)                 epithelial cells      Asthma                                Wellcome
                                in the lungs and      Inflammation of the lungs            Preclinical
                                respiratory tract     Mucosal immunization                 Research
                                                      Infectious diseases of the lungs     Research
                                                                                           Research

  MB200 Series                 Vascular               Angiogenesis inhibition (cancer)     Preclinical with
   (Intravenous injection)      endothelial cells     Angiogenesis inhibition (non-cancer) Pfizer
                                in the lungs,         Protein replacement therapy          Preclinical
                                heart, spleen and     Cardiovascular diseases              Preclinical
                                lymph nodes           Inflammatory diseases                Preclinical
                                                                                           Research

  MB300 Series                 Solid tumor cells      Cancer (using BRCA1)                 Preclinical with
   (Direct injection)                                 Cancer (other genes)                  Lilly
                                                                                           Preclinical

  MB400 Series                 Various cells          Preventive vaccines                  Research
   (Intramuscular,              involved in           Therapeutic vaccines                 Research
   intradermal,                 antigen               Immunotherapy (cancer, infectious    Research
   subcutaneous and             presentation           diseases, autoimmune diseases)
   intravenous injection)

  MB500 Series                 Circulating            Infectious diseases                  Research
   (Intravenous injection)      macrophages           Hyperlipidemia                       Research

  MB600 Series                 Cells in the           Neurodegenerative diseases           Research
   (Direct injection)           central nervous       Cancer                               Research
                                system

  MB700 Series                 Solid tumor cells      Cancer (using BRCA1)                 Preclinical with
   (Intraperitoneal                                   Cancer (other genes)                  Lilly
   injection)                                                                              Research

--------
(1) "Phase I/II" indicates that the compound is being tested in humans for safety and preliminary indications of biological activity in a limited patient population.

  "Preclinical" indicates that Megabios is conducting efficacy, pharmacology and/or toxicology testing of a gene delivery system in animal models or biochemical or cell culture assays.

  "Research" includes the development of animal models and assay systems, discovery of prototype gene delivery systems and evaluation and refinement of prototype gene delivery systems in in vitro and in vivo testing.

 MB100 Series

  The Company has developed a class of gene delivery systems, the MB100 Series, which, following aerosol administration to animals, results in genes being taken up and expressed primarily by ciliated epithelial cells in the lungs and respiratory tract. The Company believes that the MB100 Series may be useful in the delivery of therapeutic genes for a variety of purposes, including treatment of cystic fibrosis, asthma, inflammatory conditions and infectious diseases of the lungs, as well as for mucosal immunization. One of these gene delivery systems is the subject of the Company's corporate partnership with Glaxo Wellcome to develop a gene-based therapeutic for the treatment of cystic fibrosis. See "--Corporate Partners--Glaxo Wellcome."

  The Company intends to enter into a corporate partnership to develop the MB100 Series for the treatment of asthma. Asthma, characterized by obstruction of airways in the lung, is estimated to affect 5% of the population in the United States, or approximately 13 million people. Certain genes believed to be associated with the onset and progression of asthma have been identified, and various companies are investing heavily in further understanding the genetic cause of asthma. The Company believes that the MB100 Series may be useful for the delivery of therapeutic genes to treat asthma as well as other therapeutic genes to treat other inflammatory diseases in the lungs.

  The Company also intends to conduct studies using the MB100 Series together with certain therapeutic genes to achieve mucosal immunity. Mucosal immunity is a form of immunization resulting from the introduction of an antigen to the mucosal cells lining the airways of the lungs, oral cavity or nasal passages. The Company believes that the MB100 Series may be useful to deliver therapeutic genes that result in mucosal immunity in diseases, such as tuberculosis and pneumonia. The Company believes that the MB100 Series also may be useful to deliver therapeutic genes for the treatment of other pulmonary disorders, such as infectious diseases.

 MB200 Series

  Megabios has developed a class of gene delivery systems, the MB200 Series, which, following intravenous administration, are taken up preferentially by vascular endothelial cells in the lungs and other tissues. The Company believes that gene delivery systems in the MB200 Series, in combination with various genes, may be useful in the treatment of several diseases that are associated with angiogenesis, including cancer, macular degeneration, diabetic retinopathy, rheumatoid arthritis and psoriasis. In addition, Megabios believes that gene delivery systems in the MB200 Series may be useful for protein replacement therapy and to treat other medical disorders such as cardiovascular and inflammatory diseases. Megabios has entered into a corporate partnership with Pfizer to develop a gene-based therapeutic to treat solid tumors using certain gene delivery systems in the MB200 Series which are designed to deliver genes that inhibit angiogenesis. See "--Corporate Partners--Pfizer."

  In preclinical studies, administration of a gene delivery system in the MB200 Series has resulted in expression levels of a therapeutic protein consistent with those required for a therapeutic effect. These preclinical studies suggest that a gene delivery system in the MB200 Series could be used for protein replacement therapy, in which the gene coding for a therapeutic protein is administered rather than the protein itself. The Company believes that the use of gene-based therapeutics in this manner may be a viable alternative when therapeutic levels of a protein are difficult to sustain or when the therapeutic protein is difficult or expensive to manufacture.

  In addition, the Company believes that the ability to target certain cell types with gene delivery systems in the MB200 Series may be useful in developing gene-based therapeutics for a number of other medical disorders. For example, Megabios believes that the administration of gene delivery systems in the MB200 Series combined with certain therapeutic genes that stimulate angiogenesis may be useful to treat certain cardiovascular diseases, such as peripheral vascular disease and atherosclerosis, both of which may result in the blockage of blood vessels, leading to heart attacks and strokes. In addition, the use of gene delivery systems in the MB200 Series to deliver therapeutic genes coding for anti-inflammatory agents may be useful to treat inflammatory diseases following intravenous administration.

 MB300 Series

  Megabios has developed a class of gene delivery systems, the MB300 Series, which, following direct injection in animals, are taken up by cancer cells and may be useful for the treatment of certain solid tumors. In preclinical studies involving a canine model of spontaneously occurring oral melanoma, a gene delivery system in the MB300 Series was used to deliver two therapeutic genes. The data from this study indicated that a majority of the dogs that received the treatment regimen exceeded their expected median survival period. These dogs also had a higher number of activated white blood cells compared to untreated animals, which suggests that the therapeutic genes augmented the immune response to the tumor cells resulting in an increased survival rate for these animals. The Company believes that these results support the potential utility of the gene delivery systems in the MB300 Series to facilitate immunotherapy approaches for the treatment of multiple forms of cancer.

  Other gene delivery systems in the MB300 Series have been tested by the Company to facilitate the treatment of multiple forms of cancer using different approaches, such as through the delivery of suicide genes or tumor suppressor genes. Megabios has entered into a corporate partnership with Lilly to develop gene-based therapeutics using the MB300 Series as well as other gene delivery systems, to deliver the BRCA1 gene to treat breast cancer and ovarian cancer. See "--Corporate Partners--Lilly." The Company intends to pursue additional corporate partnerships to develop gene-based therapeutics to treat cancer using other (non-BRCA1) therapeutic genes.

 MB400 Series

  The Company is developing a class of gene delivery systems, the MB400 Series, designed to administer genetic vaccines following various modes of administration, including intramuscular, intradermal, subcutaneous or intravenous injection. To date, the use of DNA for vaccination purposes has been limited by inadequate levels of expression of the vaccine antigen in the appropriate cell type. The Company has designed and screened many delivery systems, some of which may have improved targeting and expression characteristics. If successful, these efforts could result in novel formulations that may allow the treatment or prevention of certain diseases, including infections and autoimmune diseases, as well as certain forms of cancer, through a genetic vaccine approach.

 Other Gene Delivery Systems

  The Company is developing other classes of gene delivery systems for additional therapeutic applications. For example, the Company believes that the MB500 Series, which is designed to deliver genes to circulating macrophages, has potential utility in various infectious diseases and hyperlipidemia. The MB600 Series is designed to deliver genes to cells in the central nervous system, which is an important target for the potential treatment of neurodegenerative diseases, including Parkinson's and Alzheimer's disease, as well as for the treatment of certain cancers. The MB700 Series is designed to result in the delivery of genes to solid tumor cells following intraperitoneal administration.

  There can be no assurance that any of the Company's gene delivery systems will have the performance attributes to justify their further development or to attract corporate partners. While the Company has demonstrated some evidence of the utility of its gene delivery systems in preclinical animal studies, these results do not predict safety or efficacy in humans, when, and if, further clinical trials are conducted. The Company's products may prove to have undesirable and unintended side effects or other characteristics that may prevent or limit their use. There can be no assurance that any of the Company's products will ultimately obtain FDA or other regulatory or foreign marketing approval for any indication. The Company's products are also subject to risks particular to the development of gene-based therapeutics. Gene-based therapy is a new and rapidly evolving technology and is expected to undergo significant technological changes in the future. As a result of the limited clinical data available regarding the safety and efficacy of gene-based therapeutics and other factors, clinical trials relating to gene-based therapeutics may take longer to complete than clinical trials involving more traditional pharmaceuticals. There can be no assurance that any gene-based therapeutics will be demonstrated to be safe or effective or that the Company or its corporate partners will be able to manufacture such gene-based therapeutics on a commercial scale or in an economical manner.

TECHNOLOGY LICENSES

  Megabios actively reviews technologies under development at academic and other research institutions. The Company believes that such institutions are an important source of breakthrough technologies and has entered into and intends to enter into additional licensing arrangements to expand its core technology.

  The Company has an exclusive license to certain patent applications held by The Regents of the University of California ("The Regents") related to in vivo, non-viral delivery of genes using positively charged lipids, including delivery by various modes of administration and for use in the treatment of cystic fibrosis. One patent has issued in the United States and one Notice of Allowance has been received in the United States with respect to two patent applications and two equivalent notices have been received in a foreign country. Under the terms of the agreement, the Company has paid a license fee and is obligated to make payments upon the achievement of certain clinical milestones and royalty payments on sales of products, if any. The Company has certain obligations regarding the process and timing of clinical activities and seeking FDA approval in the pursuit of development, manufacture and sale of products based on the claims contained in such patent applications. The Regents may terminate the license or convert it to a nonexclusive license upon 60 days notice if the Company fails to meet certain milestones. However, the date by which such milestones must be completed may be extended by the Company for up to three years upon payment of a specified fee for each year a date is extended. In addition, the Regents may also terminate the license upon 60 days notice for a material violation or material failure to perform any covenant under the license.

PATENTS AND PROPRIETARY TECHNOLOGY

  Patents and other proprietary rights are important to the Company's business. The Company's policy is to file patent applications and to protect technology, inventions and improvements to inventions that are commercially important to the development of its business. The Company also relies on trade secrets, confidentiality agreements and other measures to protect its technology and proposed products. The Company's failure to obtain patent protection or otherwise protect its proprietary technology or proposed products may have a material adverse effect on the Company's competitive position and business prospects.

  The Company has rights under its license with The Regents to one issued United States patent which expires in 2014. In addition, the Company has eleven pending patent applications in the United States as well as foreign counterparts of these applications. The Company has received Notices of Allowance in the United States with respect to three patent applications. The patent application process takes several years and entails considerable expense. In addition to its own patent applications, the Company has acquired exclusive worldwide licenses to patent applications from The Regents. There is no assurance that additional patents will issue from these applications or, if patents do issue, that the claims allowed will be sufficient to protect the Company's technology.

  A number of the gene sequences that the Company and its corporate partners are investigating or may use in its products are or may become patented by others. As a result, the Company or its corporate partners may be required to obtain licenses to such gene sequences or other technology in order to use or market such products. In addition, some of the products based on the Company's gene delivery systems may require the use of multiple proprietary technologies. Consequently, the Company or its corporate partners may be required to make cumulative royalty payments to several third parties. Such cumulative royalties could reduce amounts paid to the Company or be commercially prohibitive. In connection with the Company's efforts to obtain rights to such gene sequences or other proprietary technology, the Company may find it necessary to convey rights to its technology to others. There can be no assurance that the Company or its corporate partners will be able to obtain any required licenses on commercially reasonable terms or at all.

  The patent positions of pharmaceutical and biotechnology firms are often uncertain and involve complex legal and factual questions. Further, the breadth of claims allowed in biotechnology patents is unpredictable. Patent applications in the United States are maintained in secrecy until a patent issues, and the Company cannot be certain that others have not filed patent applications for technology covered by the Company's pending applications or that the Company was the first to invent the technology that is the subject of such patent application. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to, compounds, products or processes that block or compete with those of the Company. While the Company is aware of patent applications filed and patents issued to third parties relating to genes, gene delivery technologies and gene-based therapeutics, there can be no assurance that any such patent applications or patents will not have a material adverse effect on products the Company or its corporate partners are developing or may seek to develop in the future. There can be no assurance that third parties will not assert patent or other intellectual property infringement claims against the Company with respect to its products or technology or other matters.

  Patent litigation is widespread in the biotechnology industry. Litigation may be necessary to defend against or assert claims of infringement, to enforce patents issued to the Company, to protect trade secrets or know-how owned or licensed by the Company, or to determine the scope and validity of the proprietary rights of third parties. Although no third party has asserted that the Company is infringing such third party's patent rights or other intellectual property, there can be no assurance that litigation asserting such claims will not be initiated, that the Company would prevail in any such litigation, or that the Company would be able to obtain any necessary licenses on reasonable terms, if at all. Any such claims against the Company, with or without merit, as well as claims initiated by the Company against third parties, can be time-consuming and expensive to defend or prosecute and to resolve. If other companies prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may have to participate in interference proceedings to determine priority of invention, which could result in substantial cost to the Company even if the outcome is favorable to the Company.

  The Company also relies on proprietary information and trade secrets, including its proprietary database of preclinical in vivo experiments, to develop and maintain its competitive position. There can be no assurance that third parties will not independently develop equivalent proprietary information or techniques, will not gain access to the Company's trade secrets or disclose such technology to the public, or that the Company can maintain and protect unpatented proprietary technology. The Company typically requires its employees, consultants, collaborators, advisors and corporate partners to execute confidentiality agreements upon commencement of employment or other relationships with the Company. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for the Company's technology in the event of unauthorized use or disclosure of such information, that the parties to such agreements will not breach such agreements or that the Company's trade secrets will not otherwise become known or be discovered independently by its competitors.

MANUFACTURING AND COMMERCIALIZATION

  The Company's focused commercialization strategy is based on entering corporate partnerships with pharmaceutical and biotechnology companies whereby the Company will primarily pursue preclinical development of gene-based therapeutics, and the Company's partners will be responsible for clinical trials, sales, marketing, and large-scale clinical and commercial manufacturing. Under the terms of the Glaxo Wellcome Agreement, Pfizer Agreement and Lilly Agreement, the Company's corporate partners have received exclusive rights for large-scale, clinical and commercial manufacturing of the gene-based therapeutics for use in the areas covered by these agreements.

  The Company has demonstrated that its DNA plasmids, DNA:lipid complexes and formulations can be produced at pilot scale and believes that commercial quantities of material may be prepared using conventional fermentation and purification processes. The Company currently operates a pilot manufacturing facility and has produced DNA plasmids at a contract manufacturer at the 1,000 liter scale. The lipid components of Megabios' gene delivery systems can be synthesized using readily scalable, organic synthesis procedures. To date, the Company has obtained access to lipid manufacturing through arrangements with contract manufacturers. Preparation of DNA:lipid complexes is carried out at the Company's pilot manufacturing facility using proprietary processes.

  The Company has supplied clinical-grade material to Glaxo Wellcome for use in a Phase I/II clinical trial of a gene-based therapeutic to treat cystic fibrosis. Glaxo Wellcome is in the process of scaling up its production capabilities using the Company's proprietary processes and methods to meet clinical requirements. Under the Pfizer Agreement and the Lilly Agreement, Megabios is obligated to provide material used in preclinical testing and may supply material for clinical trials.

  Megabios does not currently operate manufacturing facilities for commercial production of its gene delivery systems. The Company has no experience in, and currently lacks the resources and capability to, manufacture or market any of its products on a commercial scale. Accordingly, the Company will be dependent initially on corporate partners, licensees or other third parties for commercial-scale manufacturing of its products. Successful large-scale manufacturing of gene-based therapeutics has not been demonstrated by any third parties. There can be no assurance that the Company will be able to reach satisfactory agreements with its partners or that its corporate partners will be able to develop adequate manufacturing capabilities for production of commercial-scale quantities of gene-based therapeutics.

  Under the terms of the Glaxo Wellcome Agreement, Pfizer Agreement and Lilly Agreement, the corporate partners have received exclusive rights to market and sell the Company's gene-based therapeutics that are developed pursuant to these corporate partnerships. The Company is highly dependent upon each of its corporate partnerships with Glaxo Wellcome, Pfizer and Lilly. The Company cannot control whether Glaxo Wellcome, Pfizer or Lilly will devote sufficient resources to the commercialization of the Company's potential products on a timely basis, and such resources could vary due to factors unrelated to the Company's products. If such corporate partners fail to conduct these activities in a timely manner or at all, the commercialization of the Company's products could be delayed or terminated. There can be no assurance that any of these corporate partnerships will result in successfully manufactured or commercialized products and the receipt by the Company of related royalty revenues. Failure of the Company's corporate partners to manufacture successfully the potential products for large-scale clinical trials or commercial use, or to commercialize successfully the potential products, would have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENT REGULATION

  The production and marketing of the Company's products and its research and development activities are subject to extensive regulation for safety, efficacy and quality by numerous governmental authorities in the United States and other countries. In the United States, pharmaceutical products are subject to rigorous regulation by the FDA. The Company believes that the commercial uses of its products will be regulated as biologics by the FDA and comparable foreign regulatory bodies. Biologics are regulated under certain provisions of the Public Health Service Act and the Federal Food, Drug, and Cosmetic Act. These laws and the regulations promulgated thereunder govern, among other things, testing, manufacturing, safety, efficacy, labeling, storage, record keeping, and the promotion, marketing and distribution of biological products. At the FDA, the Center for Biologics Evaluation and Research is responsible for the regulation of biological products and has handled FDA's regulation of most gene-based therapeutics to date. Gene-based therapy, however, is a relatively new technology and the regulatory requirements governing gene-based therapeutics are uncertain. The Company is not aware of any gene-based therapeutics that have received marketing approval from the FDA or any comparable foreign authorities.

  The necessary steps before a new biological product may be marketed in the United States include: (i) preclinical laboratory tests and in vivo preclinical studies; (ii) the submission to the FDA of an IND for clinical testing, which must become effective before clinical trials commence; (iii) under certain circumstances, approval by a special advisory committee convened to review IND's involving gene-based therapeutics; (iv) adequate and well-controlled clinical trials to establish the safety and efficacy of the product; (v) the submission to the FDA of a product license application and establishment license application ("PLA/ELA") and (vi) FDA approval of the PLA/ELA prior to any commercial sale or shipment of the biologic. The FDA has eliminated the requirement of a separate ELA for certain categories of biotechnology products, including, for example, therapeutic recombinant DNA-derived products. At this time, however, it is unclear whether these new regulations would apply to gene-based therapeutics. Furthermore, the FDA has announced its intention ultimately to review all new biologic products under a single biologics license application. However, it is impossible to predict when this procedure will be adopted.

  Manufacturing facilities in the United States are subject to periodic inspection by the FDA and state authorities, and must comply with GMP. Manufacturers of biologics also must comply with FDA general biological product standards and also may be subject to state regulation. Failure to comply with GMP or other applicable regulatory requirements may result in withdrawal of marketing approval, criminal prosecution, civil penalties, recall or seizure of products, warning letters, total or partial suspension of production, FDA refusal to review pending marketing approval applications or supplements to approved applications, or injunctions, as well as other legal or regulatory action against the Company or its corporate partners.

  Preclinical tests include laboratory evaluation of the product, as well as animal studies to assess the potential safety and efficacy of the product. Preclinical safety tests must be conducted by laboratories that comply with FDA regulations regarding Good Laboratory Practice. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as a part of an IND, which must become effective before clinical trials may commence. The IND will automatically become effective 30 days after receipt by the FDA unless the FDA indicates prior to the end of the 30-day period that the proposed protocol raises concerns that must be resolved before the FDA will allow the trials to proceed as outlined in the IND. In such case, there can be no assurance that such resolution will be achieved in a timely fashion, if at all. In addition, the FDA may impose a clinical hold on an ongoing clinical trial, in which case the study cannot recommence without FDA authorization under terms sanctioned by the agency. There be no assurance that the Company's corporate partners will not encounter problems in clinical trials that cause the Company's corporate partners or the FDA to delay, suspend or terminate such trials.

  Clinical trials involve the administration of the investigational product to healthy volunteers or to patients, under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with Good Clinical Practices under protocols that detail the objectives of the trial, inclusion and exclusion criteria, the parameters to be used to monitor safety, and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent IRB at the academic or medical institution at which the trial will be conducted. The IRB will consider, among other things, ethical factors and the safety of human subjects. The IRB may require changes in a protocol, and there can be no assurance that submission of an IND will permit a study to be initiated or completed.

  Clinical trials are conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the product into healthy human subjects or patients, the drug is tested to assess safety, metabolism, pharmacokinetics and pharmacological actions associated with increasing doses. Phase II usually involves studies in a limited patient population to (i) determine the efficacy of the potential product for specific, targeted indications, (ii) determine dosage tolerance and optimal dosage and (iii) further identify possible adverse effects and safety risks. If a compound is found to be effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to evaluate further clinical efficacy and to test further for safety within a broader patient population at geographically dispersed clinical sites. There can be no assurance that Phase I, Phase II or Phase III testing will be completed successfully within any specific time period, if at all, with respect to any of the Company's or its corporate partners' products subject to such testing. In addition, after marketing approval is granted, the FDA may require post-marketing clinical studies which typically entail extensive patient monitoring and may result in restricted marketing of the product for an extended period of time.

  The results of the pharmaceutical development, preclinical studies and clinical trials are submitted to the FDA in the form of a PLA/ELA for approval of the manufacture, marketing and commercial shipment of the biological product. The testing and approval process is likely to require substantial time, effort and financial and human resources, and there can be no assurance that any approval will be granted on a timely basis, if at all or that any product developed by the Company and its corporate partners will prove safe and effective in clinical trials or will meet all the applicable regulatory requirements necessary to receive marketing approval from the FDA or the comparable regulatory body of other countries. Data obtained from preclinical studies and clinical trials are subject to interpretations that could delay, limit or prevent regulatory approval. The FDA may deny the PLA/ELA if applicable regulatory criteria are not satisfied, require additional testing or information, or require postmarketing testing and surveillance to monitor the safety or efficacy of a product. Moreover, if regulatory approval of a biological product is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Finally, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. Among the conditions for PLA/ELA approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform to the appropriate GMP regulations, which must be followed at all times. In complying with standards set forth in these regulations, manufacturers must continue to expend time, financial resources and effort in the area of production and quality control to ensure full compliance.

  For clinical investigation and marketing outside the United States, the Company and its corporate partners may be subject to FDA as well as regulatory requirements of other countries. The FDA regulates the export of biological products, whether for clinical investigation or commercial sale. In Europe, the approval process for the commencement of clinical trials varies from country to country. The regulatory approval process in other countries includes requirements similar to those associated with FDA approval set forth above. Approval by the FDA does not ensure approval by the regulatory authorities of other countries.

  The Company's research and development processes involve the controlled use of hazardous materials, chemicals and radioactive materials, and produce waste products. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated completely. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. Although the Company believes that it is in compliance in all material respects with applicable environmental laws and regulations, there can be no assurance that it will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that any the operations, business or assets of the Company will not be materially adversely affected by current or future environmental laws or regulations.

COMPETITION

  Gene delivery and gene-based therapy are relatively new, rapidly evolving areas of science in which significant and unexpected technological advances are likely. Rapid technological development could result in the Company's products or technologies becoming obsolete before the Company recovers a significant portion of its related research, development and capital expenditures. The Company is aware of several pharmaceutical and biotechnology companies which are exploring the field of gene-based therapy, are actively engaged in research and development in areas related to gene-based therapy, or have commenced clinical trials of gene-based therapeutics. Many of these companies are addressing diseases which have been targeted by the Company or its corporate partners. Megabios also may experience competition from companies that have acquired or may acquire gene-based technology from universities and other research institutions. As competitors develop their technologies, they may develop proprietary positions in certain aspects of gene delivery and gene-based therapeutics that may materially and adversely affect Megabios. In addition, the Company faces and will continue to face competition from other companies for corporate partnerships with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions, and for licenses to proprietary technology, including intellectual property related to gene delivery systems. Corporate partners may also elect to internally develop gene-based therapeutics which compete with the Company's products. In addition, many other companies are developing non-gene-based therapies to treat these same diseases.

  Most of the Company's competitors and potential competitors have substantially greater product development capabilities and financial, scientific, manufacturing, managerial and human resources than the

Company. There can be no assurance that research and development by others will not render the Company's delivery systems or the products developed by corporate partners using the Company's delivery systems obsolete or non-competitive or that any product developed by the Company or its corporate partners will be preferred to any existing or newly developed technologies. In addition, there can be no assurance that the Company's competitors will not develop safer, more effective or less costly gene delivery systems, gene-based therapeutics or non-gene based therapies, achieve superior patent protection or obtain regulatory approval or product commercialization earlier than the Company, any of which could have a material adverse effect on the Company's business, financial condition or results of operations.

PRODUCT LIABILITY INSURANCE

  The manufacture and sale of human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. The Company currently has only limited product liability insurance, and there can be no assurance that it will be able to maintain existing or obtain additional product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products by the Company. A product liability claim brought against the Company in excess of its insurance coverage, if any, or a product withdrawal, could have a material adverse effect upon the Company's business, financial condition and results of operations.

EMPLOYEES

  As of July 15, 1997, Megabios employed 63 individuals full-time, including 17 who hold doctoral degrees. Of the Company's total work force, 52 employees are engaged in or directly support research and development activities, and 11 are engaged in business development, finance and administrative activities. The Company's employees are not represented by a collective bargaining agreement. The Company believes its relationships with its employees are good.

FACILITIES

  The Company currently leases approximately 45,300 square feet in Burlingame, California, of which approximately 34,700 square feet is occupied or under construction (the "Facility"). The Facility has been built to the Company's specifications to accommodate the Company's laboratory, support and administrative needs and includes a pilot manufacturing facility designed to supply material required for preclinical research and development. The term of the lease for the 34,700 square feet in use expires in 2004, at which time the Company has the option to renew the lease. Approximately 10,600 square feet of the Facility is not currently occupied by the Company and is expected to be built-out for use as a manufacturing facility. The term of the lease for this portion of the facility expires in 2007, at which time the Company has the option to renew the lease. Megabios believes that the Facility and its expansion will be adequate to meet the Company's needs for the foreseeable future.

SCIENTIFIC ADVISORY BOARD

  Megabios' Scientific Advisory Board ("SAB") consists of academic and industry experts in the fields of gene-based therapeutics, molecular biology, drug delivery, immunology and infectious diseases. The Company meets with the members of the SAB on an ad hoc basis to discuss research and development strategies, and certain members communicate with the Company's scientists periodically to discuss the details of specific projects. All SAB members own shares or have been granted options to acquire Common Stock of the Company. Each SAB member has entered into a consulting agreement which provides for certain cash compensation and specifies the terms and scope of the advisory relationship with the Company, which provides that the SAB member will not consult or otherwise provide services to any other Company engaged in the development of gene-based therapeutics without the prior consent of Megabios. The Company does not believe that termination of any individual consulting agreement would materially affect its business. All of the SAB members are employed by employers other than the Company and may have other commitments and consulting advisory contracts with other entities which may compete for such member's time and with their obligations to the Company.

  Abul K. Abbas, M.B.B.S., has served as Head of the Immunology Research Division in the Department of Pathology at Brigham and Women's Hospital, and Professor of Pathology at Harvard Medical School since July 1991. He is a member of the American Association of Pathologists and the American Association of Immunologists. Dr. Abbas received his medical degree from the All-India Institute of Medical Sciences, New Delhi, India.

  Donald E. Ganem, M.D., has served as Investigator, Howard Hughes Medical Institute since September 1994 and Professor of Microbiology and Medicine, University of California, San Francisco since July 1990. He is a member of the American Academy of Microbiology, the American Society for Virology and the Infectious Diseases Society of America. Dr. Ganem received his M.D. from Harvard University.

  Raju Kucherlapati, Ph.D., has served as the Lola and Saul Kramer Professor and Chairman of the Department of Molecular Genetics at Albert Einstein College of Medicine since 1989. He was a founder and serves on the Board of Directors of both Cell Genesys, Inc. ("Cell Genesys") and Millennium Pharmaceuticals, Inc.. Dr. Kucherlapati received his Ph.D. from the University of Illinois and did post-doctoral training at Yale University. Dr. Kucherlapati also serves on the Board of Directors of the Company.

  Robert S. Langer, Sc.D., has served as the Kenneth J. Germeshausen Professor of Chemical and Biomedical Engineering at the Massachusetts Institute of Technology ("MIT") since July 1988. He is a member of the Institute of Medicine, the National Academy of Engineering and the National Academy of Sciences. Dr. Langer received his Sc.D. in Chemical Engineering from MIT. He also serves as a consultant to the Company.

  Stuart H. Orkin, M.D., has served as the Leland Fikes Professor of Pediatric Medicine at Harvard University since June 1987 and Investigator, Howard Hughes Medical Institute since March 1986. From 1989 to 1990, he was the President of The American Society of Clinical Investigation. He is a member of the National Academy of Sciences, the American Academy of Arts and Sciences, and the American Society of Human Genetics. Dr. Orkin received his M.D. from Harvard University.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

  The executive officers, directors and key employees of the Company and their ages as of July 15, 1997 are as follows:

   NAME                      AGE                    POSITION
   ----                      ---                    --------
   Executive Officers
   Benjamin F. McGraw, III,   48 Chairman, Chief Executive Officer and President
    Pharm.D. ..............
   Patrick G. Enright......   35 Chief Financial Officer and Vice President
   Rodney Pearlman, Ph.D. .   46 Vice President, Research and Development

   Key Employees
   Simba Gill, Ph.D. ......   33 Vice President, Business Development
   Beatrice C. Langton-          Senior Director, Life Sciences
    Webster, Ph.D. ........   39
   Lee B. Bussey, Ph.D. ...   44 Director, Bioprocessing
   Helen Jenkins...........   34 Director, Project Development
   Ralph W. Niven, Ph.D. ..   37 Director, Pharmaceutics and Delivery
   Robert I. Grove, Ph.D. .   49 Principal Scientist, Cardiovascular
   Jackie Papkoff, Ph.D....   41 Principal Scientist, Oncology

   Directors
   Frank J. Caufield(1)....   57 Director
   Edward L. Erickson......   50 Director
   A. Grant Heidrich(2)....   44 Director
   Russell C. Hirsch, M.D.,      Director
    Ph.D.(1)...............   34
   Raju Kucherlapati,            Director
    Ph.D.(2)...............   54

--------
(1) Member of the Audit Committee

(2) Member of the Compensation Committee

  Benjamin F. McGraw, III, Pharm.D., joined the Company as President, Chief Executive Officer and director in September 1994 and became Chairman of the Board of Directors in February 1997. From April 1993 to September 1994, Dr. McGraw was Corporate Vice President for Corporate Development for Allergan, Inc., a pharmaceutical company. From November 1990 to April 1993, he served as President of MedTech Trends, Inc., an investment advisory company. From November 1991 to April 1993, Dr. McGraw was President of Carerra Capital Management, Inc., an investment company, where he was the fund manager for a limited partnership that invested in health care companies. From July 1989 to November 1990, Dr. McGraw was Vice President, Development at Marion Merrell Dow, Inc., a pharmaceutical company. From November 1987 to July 1989, he was Vice President, Development at Marion Laboratories, Inc., a pharmaceutical company. Dr. McGraw received his Doctor of Pharmacy from the University of Tennessee Center for the Health Sciences.

  Patrick G. Enright joined the Company as Chief Financial Officer and Vice President in March 1995. From September 1993 to June 1994, Mr. Enright was Senior Vice President of Finance and Business Development for Boehringer Mannheim Therapeutics ("Boehringer Mannheim"), a pharmaceutical company and a subsidiary of Corange Ltd. From September 1989 to September 1993, Mr. Enright was employed at PaineWebber Incorporated, an investment banking firm, where he became a Vice President in January 1992. From June 1984 to August 1989, he was employed by Sandoz Corporation, a pharmaceutical company. Mr. Enright received his M.B.A. from The Wharton School of Business at the University of Pennsylvania and his B.S. in Biological Sciences from Stanford University.

  Rodney Pearlman, Ph.D., has served as Vice President, Research and Development since January 1995. From January 1988 to December 1994, Dr. Pearlman was Director of Pharmaceutical Research and Development at Genentech, Inc. ("Genentech"), a biotechnology company. At Genentech, he was a Project Team Leader for Human Growth Hormone from March 1992 to June 1994. From September 1987 to December 1994, Dr. Pearlman was a senior scientist at Genentech. Dr. Pearlman joined Genentech as a scientist in September 1984. Prior to joining Genentech, he was an Assistant Professor of Pharmaceutics at the University of Texas at Austin. From 1978 to 1981, Dr. Pearlman was a Senior Scientist at Lilly. Dr. Pearlman received his Ph.D. in Pharmaceutical Chemistry from the University of Kansas.

  Simba Gill, Ph.D., joined the Company as Director, Business Development in November 1995 and has served as Vice President, Business Development since March 1997. From January 1995 to October 1995, Dr. Gill was Director of Business Development at Systemix, Inc. ("Systemix"), a biotechnology company. From September 1994 to December 1994, he was an independent consultant to Systemix. From April 1991 to September 1994, Dr. Gill held various positions at Boehringer Mannheim including Global Product Manager for Erythropoietin, Global Business Development Manager focusing on Genomics and Gene Therapy and Director of New Diagnostics Business Development. Dr. Gill received his Ph.D. in Molecular Immunology from King's College, London University and his M.B.A. from INSEAD, Fontainebleau, France.

  Beatrice C. Langton-Webster, Ph.D., joined the Company as Director, Life Sciences in November 1996 and has served as Senior Director, Life Sciences since March 1997. From June 1992 to November 1996, Dr. Langton-Webster was the Head of the Oncology Strategic Research Unit at Berlex Biosciences, a subsidiary of Schering AG, a pharmaceutical company. From September 1985 to October 1990, Dr. Langton-Webster was a Senior Research Scientist at Triton Biosciences, a biotechnology company. Dr. Langton-Webster received her Ph.D. in Medical Microbiology and Immunology from the University of California at Davis.

  Lee B. Bussey, Ph.D., has served as Director, Bioprocessing since June 1994. From August 1990 to June 1994, Dr. Bussey was the Technical Manager of Bioprocessing for Pel-Freez Biologicals, a biotechnology company. Dr. Bussey received his Ph.D. in Microbiology from the University of California at Davis.

  Helen Jenkins joined the Company as Project Manager in July 1994 and has served as Director, Project Development since April 1996. From May 1993 to June 1994, she was Product Manager at Glycomed Incorporated, a biotechnology company. From August 1990 to May 1993, Ms. Jenkins served as a Project Coordinator and a Senior Project Coordinator at Genentech. Ms. Jenkins received her B.S. in Biochemistry from the California Polytechnic State University at San Luis Obispo and her M.A. in Cellular and Molecular Biology from San Francisco State University.

  Ralph W. Niven, Ph.D. joined Megabios in January 1996 as a Senior Scientist and has served as Director, Pharmaceutics and Delivery since October 1996. From July 1991 to December 1995, Dr. Niven was a Research Scientist at Amgen Inc., a biopharmaceutical company. Dr. Niven received his Ph.D. in Pharmaceutical Sciences from the University of Kentucky.

  Robert I. Grove, Ph.D., joined the Company as Principal Scientist, Cardiovascular in March 1997. From November 1993 to March 1997, Dr. Grove was Senior Scientific Investigator/Assistant Director and Group Leader of the Hypercholesterolemia team in the Gene Therapy Department of Immune Response Corporation, a biotechnology company. From January 1985 to November 1993, he served as Senior Research Investigator in the preclinical Cardiovascular Research Growth Regulators, and Autoimmunity and Transplantation Departments of Bristol-Myers Squibb, a pharmaceutical company. Dr. Grove received his Ph.D. in biochemistry from the University of South Florida.

  Jackie Papkoff, Ph.D., joined the Company as Senior Scientist in February 1996 and has served as Principal Scientist, Oncology since November 1996. From July 1993 to February 1996, Dr. Papkoff was a Senior Scientist at Sugen, Inc., a biotechnology company. From January 1993 to June 1993, she served as Group Leader of the Tumor Biology Department and from January 1987 to January 1993, Dr. Papkoff served as a Staff Researcher in the Biochemistry Department of Syntex Research, a pharmaceutical company. Dr. Papkoff received her Ph.D. in Biology from the University of California at San Diego.

  Frank J. Caufield has served as a director of the Company since November 1992. Since 1978 he has held the position of partner of Kleiner Perkins Caufield & Byers, a venture capital partnership. He serves on the Board of Directors of Raster Graphics, Inc. and America Online, Inc. He received his M.B.A. from the Harvard Business School and his B.S. in Engineering from the United States Military Academy.

  Edward L. Erickson has served as a director of the Company since July 1995. Since June 1993, he has served as the President, Chief Executive Officer and a director of DepoTech Corporation, a biopharmaceutical company in the field of drug delivery. From 1991 to 1993, Mr. Erickson was the President, Chief Executive Officer and a director of Cholestech Corporation, a medical products company. Prior to joining Cholestech Corporation, he held senior management positions with two international, publicly-traded biomedical companies, The Ares-Serono Group and Amersham International plc. Mr. Erickson received his M.B.A. from the Harvard Business School and his B.S. and M.S. degrees in Mathematics from the Illinois Institute of Technology.

  A. Grant Heidrich, III, has served as a director of the Company since August 1993. Mr. Heidrich joined Mayfield Fund ("Mayfield"), a venture capital firm, in 1982 and has been a general partner or managing member of several venture capital funds affiliated with Mayfield since 1983. Mr. Heidrich serves on the Board of Directors of Millennium Pharmaceuticals, Inc. Mr. Heidrich received his M.B.A. from Columbia University Graduate School of Business and his B.A. in Human Biology from Stanford University.

  Russell C. Hirsch, M.D., Ph.D., has served as a director of the Company since August 1993. He joined Mayfield 1992, and has been a managing member of several venture capital funds affiliated with Mayfield since 1995. From 1984 to 1992, Dr. Hirsch conducted research in the laboratories of Nobel Laureate Harold Varmus, M.D., and Don Ganem, M.D., at the University of California, San Francisco. Dr. Hirsch received his M.D. and Ph.D. in Biochemistry from the University of California, San Francisco.

  Raju Kucherlapati, Ph.D., has served as a director of the Company since March 1995 and also serves on the Company's Scientific Advisory Board. Dr. Kucherlapati has served as the Lola and Saul Kramer Professor and Chairman of the Department of Molecular Genetics at Albert Einstein College of Medicine since 1989. He was a founder of and serves on the Board of Directors of both Cell Genesys and Millennium Pharmaceuticals, Inc. Dr. Kucherlapati received his Ph.D. from the University of Illinois.

BOARD COMPOSITION

  The Company currently has authorized eight directors. In accordance with the terms of the Company's Restated Certificate of Incorporation, effective upon the closing of this offering, the terms of office of the Board of Directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 1998; Class II, whose term will expire at the annual meeting of stockholders to be held in 1999; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2000. The Class I directors are Benjamin F. McGraw, III and Frank J. Caufield, the Class II directors are A. Grant Heidrich, III and Edward L. Erickson, and the Class III directors are Raju Kucherlapati and Russell C. Hirsch. At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. In addition, the Company's Restated Certificate of Incorporation provides that the authorized number of directors may be changed only by resolution of the Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Board of Directors may have the effect of delaying or preventing changes in control or management of the Company. Although directors of the Company may be removed for cause by the affirmative vote of the holders of a majority of the Common Stock, the Company's Restated Certificate of Incorporation provides that holders of two-thirds of the Common Stock must vote to approve the removal of a director without cause.

BOARD COMMITTEES

  The Audit Committee of the Board of Directors reviews the internal accounting procedures of the Company and consults with and reviews the services provided by the Company's independent auditors. The Compensation Committee of the Board of Directors reviews and recommends to the Board of Directors the compensation and benefits of all officers of the Company and reviews general policy relating to compensation and benefits of employees of the Company. The Compensation Committee also administers the issuance of stock options and other awards under the Company's stock plans.

DIRECTOR COMPENSATION

  The Company does not currently provide cash compensation to directors for services in such capacity, but directors may be reimbursed for certain expenses in connection with attendance at Board and Committee meetings. In January 1995, the Board granted an option to Dr. Kucherlapati to purchase 13,333 shares of Common Stock at an exercise price of $0.30 per share. In September 1995, the Board granted an option to Mr. Erickson to purchase 13,333 shares of Common Stock at an exercise price of $0.30 per share. The Company intends to consider compensating non-employee directors in the future. In February 1997, for his service as a member of the Company's SAB, the Board granted an option to Dr. Kucherlapati to purchase an additional 13,333 shares of Common Stock at an exercise price of $1.50 per share.

EXECUTIVE COMPENSATION

  The following table sets forth certain compensation awarded or paid by the Company during the fiscal year ended June 30, 1997 to its President and Chief Executive Officer and the Company's other executive officers who earned more than $100,000 during the fiscal year ended June 30, 1997 (collectively, the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE


                                                        LONG-TERM
                                                       COMPENSATION
                                                          AWARDS
                                          ANNUAL       ------------
                                     COMPENSATION(1)    SECURITIES   ALL OTHER
                                    ------------------  UNDERLYING  COMPENSATION
NAME AND PRINCIPAL POSITION         SALARY($) BONUS($)  OPTIONS(#)     ($)(2)
---------------------------         --------- -------- ------------ ------------
Benjamin F. McGraw, III, Pharm.D..  $258,174  $25,000     73,333        $509
 Chairman, Chief Executive Officer
 and President

Patrick G. Enright................   166,539   16,000     30,000         329
 Chief Financial Officer and Vice
 President

Rodney Pearlman, Ph.D.............   169,904   16,500     25,000         335
 Vice President, Research and
 Development

--------
(1) In accordance with Securities and Exchange Commission ("Commission") rules, other annual compensation in the form of perquisites and other personal benefits has been omitted where the aggregate amount of such perquisites and other personal benefits constitutes less than the lesser of $50,000 or 10% of the total annual salary and bonus for the Named Executive Officer for the fiscal year.
(2) Represents insurance premiums paid by the Company with respect to group life insurance for the benefit of the Named Executive Officer.

OPTION GRANTS IN LAST FISCAL YEAR

  The following table sets forth each grant of stock options made during the fiscal year ended June 30, 1997, to each of the Named Executive Officers:

                                          INDIVIDUAL GRANTS
                          -------------------------------------------------  POTENTIAL REALIZABLE
                                         PERCENTAGE OF                         VALUE AT ASSUMED
                            NUMBER OF    TOTAL OPTIONS                       ANNUAL RATES OF STOCK
                            SECURITIES    GRANTED TO                        PRICE APPRECIATION FOR
                            UNDERLYING   EMPLOYEES IN  EXERCISE                 OPTION TERM(4)
                             OPTIONS      FISCAL YEAR    PRICE   EXPIRATION -----------------------
          NAME            GRANTED (#)(1)    (%)(2)     ($/SH)(3)    DATE      5% ($)      10% ($)
          ----            -------------- ------------- --------- ---------- ----------- -----------
Benjamin F. McGraw, III,      73,333         18.9%       $1.50    02/28/07  $ 1,324,394 $ 2,169,199
 Pharm.D. ..............
 Chairman, Chief
 Executive
 Officer and President
Patrick G. Enright......      30,000          7.7         1.50    02/28/07      541,800     887,400
 Chief Financial Officer
 and Vice President
Rodney Pearlman, Ph.D...      25,000          6.4         1.50    02/28/07      451,400     739,500
 Vice President,
 Research and
 Development

--------
(1) Twenty-five percent of such options granted vest one year from the vesting commencement date with remaining options vesting at a rate of 1/36th per month over three years. Options may be exercised immediately pursuant to early exercise provisions contained in option agreements. Any shares issued pursuant to such early exercise provisions are subject to repurchase upon termination of employment. Such repurchase option terminates at the rate of twenty five percent after one year from the vesting commencement date and thereafter at a rate of 1/36th per month over three years. The options expire 10 years from the date of grant, or earlier upon termination of employment.
(2) Based on an aggregate of 388,680 options granted to employees, consultants and directors of the Company during fiscal year ended June 30, 1997, including the Named Executive Officers.
(3) The exercise price per share of each option was equal to the fair market value of the Common Stock on the date of grant as determined by the Board of Directors.
(4) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission. There can be no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the 10-year term will be at the assumed 5% or 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the executive officers. The potential realizable value is calculated by assuming that the initial public offering price of $12.00 per share appreciates at the indicted rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

AGGREGATE OPTION EXERCISES IN FISCAL 1997 AND JUNE 30, 1997 OPTION VALUES

  The following table sets forth for each of the Named Executive Officers the shares acquired and the value realized on each exercise of stock options during the fiscal year ended June 30, 1997 and the number and value of securities underlying unexercised options held by the Named Executive Officers at June 30, 1997:

                                                         NUMBER OF SECURITIES  VALUE OF UNEXERCISED
                                                        UNDERLYING UNEXERCISED     IN-THE-MONEY
                                                              OPTIONS AT            OPTIONS AT
                                                         JUNE 30, 1997(#)(1)   JUNE 30, 1997($)(2)
                                                        ---------------------- --------------------
                              SHARES
                           ACQUIRED ON       VALUE           EXERCISABLE/          EXERCISABLE/
          NAME            EXERCISE(#)(1) REALIZED($)(2)     UNEXERCISABLE         UNEXERCISABLE
          ----            -------------- -------------- ---------------------- --------------------
Benjamin F. McGraw, III,         --              --            73,333/0             $769,997/0
 Pharm.D................
 Chairman, Chief
 Executive Officer
 and President
Patrick G. Enright......         --              --            30,000/0              315,000/0
 Chief Financial Officer
 and Vice President
Rodney Pearlman, Ph.D...      29,166        $341,242           25,000/0              262,500/0
 Vice President,
 Research and
 Development

--------
(1) Options may be exercised immediately pursuant to early exercise provisions contained in option agreements. Any shares issued pursuant to such early exercise provisions are subject to repurchase at the original exercise price paid per share upon termination of employment. Such repurchase option terminates at the rate of twenty five percent after one year from the vesting commencement date and thereafter at a rate of 1/36th per month over three years.
(2) Value realized and value of unexercised in-the-money options is based on a value of $12.00 per share of the Company's Common Stock, the initial public offering price, even though at the time of grant the fair market value of the Common Stock was determined by the Board of Directors to be $0.30 to $1.50 per share. Amounts reflected are based on the assumed value minus the exercise price multiplied by the number of shares acquired on exercise and do not indicate that the optionee sold such stock.

EMPLOYMENT AGREEMENTS

  In August 1994, the Company entered into an employment agreement with Dr. McGraw providing for an annual compensation of $250,000, an option to purchase up to 250,000 shares of Common Stock at $0.30 per share subject to a four-year vesting schedule, a signing bonus of $65,000 payable in quarterly installments, certain relocation expenses and a severance payment equal to twelve months salary in the event of termination without cause.

  In February 1995, the Company entered into an employment agreement with Mr. Enright providing for an annual compensation of $160,000, an option to purchase up to 91,666 shares of Common Stock at an exercise price of $0.30 per share subject to a four-year vesting schedule, a $10,000 signing bonus and payment of certain relocation expenses.

  In November 1994, the Company entered into an employment agreement with Dr. Pearlman providing for an annual compensation of $165,000, an option to purchase up to 83,333 shares of Common Stock at an exercise price of $0.30 per share subject to a four-year vesting schedule and a $30,000 bonus payable in quarterly installments during 1995.

  In January 1996, the Board of Directors approved the Change of Control Policy for the protection of the Company's executive officers. In the event of a merger in which the Company is not the surviving entity or a transaction or series of transactions in which more than 50% of the Company's voting power is transferred or the sale of all or substantially all the assets of the Company (each a "Change of Control"), an executive officer will continue to receive salary and benefits for twelve months from the date of his or her termination unless such termination is for cause (or voluntary termination of his or her employment for good cause). Further, in the event of a Change of Control, all outstanding stock options of each executive officer shall automatically accelerate by the greater of twelve months or the number of full months during which the officer has been employed by the Company. However, the Board of Directors of the Company may provide that options be assumed by the acquiror, remain outstanding or provide for a replacement benefit equal in value.

STOCK PLANS

  Equity Incentive Plan. The Company's 1997 Equity Incentive Plan (the "Incentive Plan") was adopted by the Board of Directors in July 1997 as an amendment and restatement of the Company's 1993 Stock Option Plan (the "1993 Plan"). There are currently 2,100,000 shares of Common Stock authorized for issuance under the Incentive Plan.

  The Incentive Plan provides for the grant of incentive stock options under the Internal Revenue Code of 1986, as amended (the "Code"), to employees (including officers and employee-directors) and nonstatutory stock options, restricted stock purchase awards and stock bonuses to employees, directors and consultants. The Incentive Plan is administered by the Board of Directors or a committee appointed by the Board which determines recipients and types of awards to be granted, including the exercise price, number of shares subject to the award and the exercisability thereof.

  The terms of stock options granted under the Incentive Plan generally may not exceed 10 years. The exercise price of options granted under the Incentive Plan is determined by the Board of Directors, provided that the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the Common Stock on the date of the option grant and the exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the Common Stock on the date of option grant. Options granted under the Incentive Plan vest at the rate specified in the option agreement. No stock option may be transferred by the optionee other than by will or the laws of descent or distribution, provided that a nonstatutory stock option may be transferable if provided in the option agreement, and provided further that an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose relationship with the Company or any related corporation ceases for any reason (other than by death or permanent and total disability) may exercise options in the three-month period following such cessation (unless such options terminate or expire sooner or later by their terms). Options may be exercised for up to twelve months after an optionee's relationship with the Company and its affiliates ceases due to death or disability (unless such options expire sooner or later by their terms).

  No incentive stock option may be granted to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of the Company or any affiliate of the Company, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the option does not exceed five years from the date of grant. The aggregate fair market value, determined at the time of grant, of the shares of Common Stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under all such plans of the Company and its affiliates) may not exceed $100,000. Upon the expiration of the transition rule extending the effective date of code section 162(m) for newly public companies no person shall be eligible to receive options covering more than 500,000 shares in any calendar year.

  Shares subject to stock awards that have expired or otherwise terminated without having been exercised in full (or vested in the case of restricted stock awards) shall again become available for the grant of awards under the Incentive Plan.

  The Board of Directors has the authority to reprice outstanding options and to offer optionees the opportunity to replace outstanding options with new options for the same or a different number of shares.

  Restricted stock purchase awards granted under the Incentive Plan may be granted pursuant to a repurchase option in favor of the Company in accordance with a vesting schedule and at a price determined by the Board of Directors. Restricted stock purchases must be at a price equal to at least 85% of the stock's fair market value on the award date, but stock bonuses may be awarded in consideration of past services without a purchase payment. Rights under a stock bonus or restricted stock bonus agreement may not be transferred other than by will, the laws of descent and distribution or a domestic relations order while the stock awarded pursuant to such an agreement remains subject to the agreement.

  Upon a change in control of the Company, the vesting of options held by executive officers will accelerate by the greater of 12 months or the number of months of the executive officer's employment, unless the Board of Directors finds that it is in the best interest of the Company's stockholders and the optionees to provide otherwise. If such a finding is made, the options shall either remain outstanding or be assumed by the acquiror (with the optionee being entitled to receive the same consideration as was received by the Company's stockholders in the change of control transaction) or the Board of Directors and/or the acquiror shall adopt a replacement benefit which shall (at a minimum) provide value to the executive officer on the vesting dates of the non-accelerated options substantially equal to the value the executive officer would have received if the shares had participated in all steps of the transaction. With respect to optionees who are not executive officers, upon a change in control any options shall remain outstanding, be assumed by the acquiror or be substituted with similar options. In the event the acquiror refuses to assume, substitute or continue any options, then such options shall be terminated if not exercised prior to the change of control. For purposes of this Plan, "Change in Control" means: any consolidation or merger of the Company with or into any other entity or person, or any other corporate reorganization, in which the Company is not the continuing or surviving entity, or any transaction or series of related transactions by the Company in which in excess of 50% of the Company's voting power is transferred, or any sale, lease, license or other disposition of all or substantially all of the assets of the Company.

  As of June 30, 1997, 878,224 shares of Common Stock had been issued upon the exercise of options granted under the 1993 Plan and the Incentive Plan (39,545 of which had been repurchased and of which were subject to repurchase), options to purchase 479,622 shares of Common Stock at a weighted average exercise price of $1.22 were outstanding and 121,699 shares remained available for future grant. The Incentive Plan will terminate in July 2007 unless sooner terminated by the Board of Directors. As of June 30, 1997, no stock bonuses or restricted stock have been granted under the Incentive Plan.

  Employee Stock Purchase Plan. In July 1997, the Company's Board of Directors approved the Employee Stock Purchase Plan (the "Purchase Plan") covering an aggregate of 200,000 shares of Common Stock. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. The offering period for any offering will be no more than 27 months.

  Employees are eligible to participate if they are employed by the Company or an affiliate of the Company designated by the Board of Directors and are employed at least 20 hours per week and five months per year. Employees who participate in an offering can have up to 15% of their earnings withheld pursuant to the Purchase Plan and applied, on specified dates determined by the Board of Directors, to the purchase of shares of Common Stock. The price of Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Stock on the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company.

  In the event of certain changes of control, the Company and the Board of Directors has discretion to provide that each right to purchase Common Stock will be assumed or an equivalent right substituted by the successor corporation, or the Board may shorten the offering period and provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to the change in control. The Purchase Plan will terminate at the Board's discretion.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent permitted by Delaware law. The Company is also empowered under its Bylaws to enter into indemnification contracts with its directors and officers and to purchase insurance on behalf of any person it is required to permitted to indemnify. Pursuant to this provision, the Company expects to enter into indemnification agreements with each of its directors and executive officers.

  The Company has obtained officer and director liability insurance with respect to liabilities arising out of certain matters, including matters arising under the Securities Act. In addition, the Company's Restated Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, the Company's directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. This provision in the Restated Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Under current Delaware law, a director's liability to the Company or its stockholders may not be limited with respect to any breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, for improper transactions between the director and the Company and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

  There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

                             CERTAIN TRANSACTIONS

  In August 1994, Mayfield VII, Mayfield Associates Fund II, William L. Brown, a former director and a 5% stockholder of the Company, and Frank J. Caufield, a director of the Company, extended bridge loans to the Company in an aggregate principal amount of $250,000 in order to provide temporary working capital for the Company. Mr. Heidrich, a director of the Company, is a member of Mayfield Fund, the general partner of Mayfield VII and Mayfield Associates Fund II. The loans accrued interest at 5.8% per annum. The outstanding principal balance and accrued interest on the loans automatically converted into 64,442 shares of Series C Preferred Stock upon the first closing of the Company's sale of Series C Preferred Stock in September 1994.

  From September 1994 through October 1995, 37 investors purchased an aggregate of 3,184,402 shares of the Company's Series C Preferred Stock at a per share price of $3.88. Dr. McGraw, the Company's Chairman of the Board, President and Chief Executive Officer, purchased 33,333 shares of Series C Preferred Stock. Frank J. Caufield purchased 45,062 shares of Series C Preferred Stock. William L. Brown purchased 57,937 shares of Series C Preferred Stock. Institutional Venture Partners V and Institutional Venture Management V, together holders of more than 5% of the Common Stock, purchased 312,701 and 6,380 shares, respectively, of Series C Preferred Stock. Various entities affiliated with Burr, Egan, Deleage & Co., a holder of more than 5% of the Common Stock, purchased shares of Series C Preferred Stock as follows:
Alta V Limited Partnership, 509,643 shares; and Custom House Partners, 5,356 shares. Mayfield VII and Mayfield Associates Fund II, together holders of more than 5% of the Common Stock, purchased 611,724 and 32,195 shares, respectively, of Series C Preferred Stock. The Series C Preferred shares purchased by the holders of more than 5% of the Common Stock and their affiliates and by Dr. McGraw were purchased on the same terms and conditions as Series C Preferred shares purchased by other investors.

  In October 1996, 24 investors purchased an aggregate of 1,333,325 shares of the Company's Series E Preferred Stock at a per share price of $7.50. Lombard Odier & Cie, a holder of more than 5% of the Common Stock, purchased
359,999 shares of Series E Preferred Stock. Triaxis Trust AG, a beneficial owner of more than 5% of the Common Stock, purchased shares of Series E Preferred Stock as follows: ABN Amro Bank as nominee for various investors, 321,666 shares; and Ueberseebank AG as nominee for various investors, 65,000 shares. Entities affiliated with Burr, Egan, Deleage & Co. purchased shares of Series E Preferred Stock as follows: Alta V Limited Partnership,
65,973 shares; and Custom House Partners, 693 shares. The Series E Preferred shares purchased by the holders of more than 5% of the Common Stock of the Company and their affiliates were purchased on the same terms and conditions as Series E Preferred shares purchased by other investors. In connection with the sale of the Series E Preferred Stock, the Company also issued 13,333 shares of Common Stock to Hans-Peter John who is the Chairman of the Board and a partner of Triaxis Trust AG, as compensation for services as placement agent.

  In May and June 1997, 17 investors purchased an aggregate of 1,333,326 shares of the Company's Series F Preferred Stock at a per share price of $10.50. Lombard Odier & Cie, a holder of more than 5% of the Common Stock, purchased 333,333 shares of Series F Preferred Stock. Triaxis Trust AG, purchased shares of Series F Preferred Stock as follows: ABN Amro Bank, as nominees for various entities, 83,333 shares; Bank Julius Baer, as nominee for various entities, 5,000 shares; Credit Suisse, as nominees for various entities, 90,000 shares; Centrum Bank, as nominee for various entities, 10,000 shares; Ueberseebank AG, as nominee for various entities, 10,000 shares; and Bank Eduoard Constant, as nominees for various entities, 35,000 shares. The Series F Preferred Shares purchased by the holders of more than 5% of the Common Stock of the Company and their affiliates were purchased on the same terms and conditions as Series F Preferred Shares purchased by other investors.

  The Company has entered into indemnification agreements with its directors and executive officers for the indemnification of and advancement of expenses to such persons to the full extent permitted by law. The Company also intends to execute such agreements with its future directors and executive officers.

  The Company believes that the foregoing transactions were in its best interest. As a matter of policy the transactions were, and all future transactions between the Company and any of its officers, directors or principal stockholders will be, approved by a majority of the independent and disinterested members of the Board of Directors, will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties and will be in connection with bona fide business purposes of the Company.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of July 15, 1997 and as adjusted to reflect the sale of the Common Stock being offered hereby by: (i) each stockholder who is known by the Company to own beneficially more than 5% of the Common Stock; (ii) each Named Executive Officer of the Company; (iii) each director of the Company and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.

                                                         PERCENTAGE OF SHARES
                                                         BENEFICIALLY OWNED(1)
                                               SHARES    -----------------------
                                            BENEFICIALLY  PRIOR TO      AFTER
 BENEFICIAL OWNER                              OWNED      OFFERING     OFFERING
 ----------------                           ------------ ----------   ----------
Entities affiliated with Mayfield Fund(2).   1,287,668         13.2%        10.5%
 2800 Sand Hill Road
 Menlo Park, CA 94025
Lombard Odier & Cie(3)....................     693,332          7.1%         5.7%
 11 Rue de la Corraterie
 1211 Geneva
 Switzerland
Entities affiliated with
 Institutional Venture Partners(4)........     640,955          6.6%         5.2%
 3000 Sand Hill Road
 Suite 2-290
 Menlo Park, CA 94025
Triaxis Trust AG(5).......................     633,333          6.5%         5.2%
 Burglistrasse 6 Postfach
 CH-8027 Zurich Switzerland
Entities affiliated with
 Burr, Egan, Deleage & Co(6)..............     581,665          6.0%         4.8%
 One Embarcadero Center, #4050
 San Francisco, CA 94111
William L. Brown..........................     531,817          5.5%         4.3%
 Two Embarcadero Center, #1660
 San Francisco, CA 94111
Benjamin F. McGraw, III, Pharm.D.(7)......     406,666          4.1%         3.3%
Patrick G. Enright(8).....................     144,499          1.5%         1.1%
Rodney Pearlman, Ph.D.(9).................     137,499          1.4%         1.1%
Edward Erickson(10).......................      13,333            *            *
Frank J. Caufield.........................     406,821          4.2%         3.3%
A. Grant Heidrich(2)......................   1,287,668         13.2%        10.5%
Russell C. Hirsch, M.D., Ph.D.............           0            *            *
Raju Kucherlapati(11).....................      26,666            *            *
All directors and executive officers as a
 group (8 persons)(12)....................   2,423,152         24.5%        19.6%

--------
 * Represents beneficial ownership of less than 1% of the outstanding shares of the Company's Common Stock.
 (1) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this table. Percentage of beneficial ownership is based on 9,725,939 shares of Common Stock outstanding as of July 15, 1997 and 12,225,939 shares of Common Stock outstanding after completion of this offering.
 (2) Includes 1,226,505 shares held by Mayfield VII and 61,163 shares held by Mayfield Associates Fund II. Mr. Heidrich is a member of Mayfield Fund, the general partner of Mayfield Associates Fund II and Mayfield VII. Mr. Heidrich disclaims beneficial ownership of all such shares held by Mayfield VII or Mayfield Associates Fund II, except to the extent of his proportionate pecuniary interest therein.
 (3) Shares are held in the name of Ryco & Co, as nominee for Lombard Odier &
     Cie.
 (4) Includes 628,138 shares held by Institutional Venture Partners V and 12,817 held by Institutional Venture Management V.
 (5) Triaxis Trust acts as financial advisor for various investors and has voting and dispositive power over the shares held by such investors. Includes an aggregate 405,000 shares held in the name of ABN Amro Bank as nominee for various investors, 5,000 shares held in the name of Bank Julius Baer, as nominee for various investors, 35,000 shares held in the name of Banque Eduoard Constant, as nominee for various investors, 10,000 shares held in the name of Centrum Bank, as nominee for various investors, 90,000 shares held in the name of Credit Suisse as nominee for various investors, 75,000 shares held in the name of Ueberseebank AG as nominee for various investors and 13,333 shares held by Hans-Peter John, the Chairman of the Board and a partner of Triaxis Trust.
 (6) Includes 575,616 shares held by Alta V Limited Partnership and 6,049 shares held by Customs House Partners. The principals of Burr, Egan, Deleage & Co. are general partners of Alta V Management Partners, L.P. (which is a general partner of Alta V Limited Partnership), and Customs House Partners. The principals of Burr, Egan, Deleage & Co. disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.
 (7) Includes 300,000 shares Dr. McGraw acquired pursuant to the exercise of stock options, 92,708 of which will be subject to repurchase by the Company as of September 13, 1997. Also includes 73,333 shares Dr. McGraw has the right to acquire pursuant to an option exercisable within 60 days, all of which will be subject to repurchase by the Company at such date, if issued.
 (8) Includes 2,000 shares held by Enright Capital Advisors, an investment partnership of which Mr. Enright is a partner. Mr. Enright disclaims beneficial ownership of all such shares owned by the foregoing partnership, except to the extent of his proportionate pecuniary interest therein. Includes 112,499 shares Mr. Enright acquired pursuant to the exercise of stock options, 46,961 of which will be subject to repurchase by the Company as of September 13, 1997. Also includes 30,000 shares Mr. Enright has the right to acquire pursuant to an option exercisable within 60 days, all of which will be subject to repurchase by the Company at such date, if issued.
 (9) Includes 112,499 shares Dr. Pearlman acquired pursuant to the exercise of stock options, 45,398 of which will be subject to repurchase by the Company as of September 13, 1997. Also includes 25,000 shares Dr. Pearlman has the right to acquire pursuant to options exercisable within 60 days, all of which will be subject to repurchase by the Company at such date, if issued.
(10) Includes 13,333 shares Mr. Erickson acquired pursuant to the exercise of stock options, 6,389 of which will be subject to repurchase by the Company as of September 13, 1997.
(11) Includes 26,666 shares Dr. Kucherlapati has the right to acquire pursuant to options exercisable within 60 days, 16,666 of which will be subject to repurchase by the Company at such date, if issued.
(12) Includes 1,287,668 shares held by entities affiliated with certain directors of the Company as described in footnote 2 above and 154,999 shares subject to options exercisable within 60 days.

                         DESCRIPTION OF CAPITAL STOCK

  Upon completion of this offering, the authorized capital stock of the Company will consist of 30,000,000 shares of Common Stock, $.001 par value, and 10,000,000 shares of Preferred Stock, $.001 par value.

COMMON STOCK

  As of July 15, 1997, there were 1,571,160 shares of Common Stock outstanding held of record by approximately 64 stockholders. There will be 12,225,939 shares of Common Stock outstanding after giving effect to the sale of 2,500,000 shares of Common Stock offered by the Company hereby and after giving effect to the conversion of all shares of Preferred Stock into an aggregate of 8,154,779 shares of Common Stock.

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of Preferred Stock, $.001 par value, in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by stockholders. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock.

WARRANTS

  As of July 15, 1997, the Company had outstanding warrants to purchase 84,008 shares of Common Stock at an exercise price of $3.88 per share. The warrants expire at various times from the day prior to the effectiveness of this initial public offering to five years following the closing of this initial public offering. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant under certain circumstances, including stock dividends, stock splits, reorganizations, reclassification, consolidations and certain dilutive sales of the securities for which the warrant is exercisable below the then existing exercise price. Each warrant may be exercised, without the payment of cash, for the number of shares of Common Stock purchasable, at the current market value of the Common Stock, by the difference between the aggregate exercise price of the warrant and the value, at the current market price per share of Common Stock of the aggregate number of shares purchasable under the warrant.

REGISTRATION RIGHTS

  Following this offering, holders (or their permitted transferees) ("Holders") of 8,154,779 shares of Common Stock and warrants to purchase 84,008 shares of Common Stock will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Under the terms of that certain Amended and Restated Investor Rights Agreement dated May 23, 1997 (the "Investor Rights Agreement"), if the Company proposes to register any of its securities under the Securities Act, either for its own account or the account of others, certain of the Holders are entitled to notice of such registration and are entitled to include their shares of Common Stock; provided, among other conditions, that the underwriters of any offering have the right to limit the number of such shares included in such registration or exclude such shares entirely. Certain of the Holders may also require the Company, at the Company's expense, to register all or a portion of their shares of Common Stock on form S-3 when such form becomes available to the Company, subject to certain conditions and limitations. In addition, certain of the Holders may also require the Company, beginning 180 days after the date of this Prospectus, on not more than two occasions, to file a registration statement under the Securities Act at the Company's expense with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. In addition, one holder of 484,697 shares of Common Stock has a right to include its shares of Common Stock only in connection with the first firm underwritten public offering after May 30, 2001.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

  The Company is subject to the provisions of Section 203 of the Delaware Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of
Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

  The Company's Certificate of Incorporation and Bylaws also require that, effective upon the closing of this offering, any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of the stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board, the Chief Executive Officer of the Company or by any person or persons holding shares representing at least 10% of the outstanding capital stock. The Company's Certificate of Incorporation also provides for a classified Board and specifies that the authorized number of directors may be changed only by resolution of the Board of Directors. See "Management--Board Composition." These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

TRANSFER AGENT AND REGISTRAR

  First National Bank of Boston has been appointed as the transfer agent and registrar for the Company's Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has not been any public market for the Common Stock of the Company. Further sales of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

  Upon completion of this offering, based on the number of shares outstanding as of July 15, 1997, the Company will have outstanding an aggregate of 12,247,569 shares of Common Stock assuming (i) the issuance by the Company of 2,500,000 shares of Common Stock offered hereby, (ii) the issuance of 21,630 shares of Common Stock relating to an outstanding warrant to purchase Common Stock that expires upon this Offering and no issuance of 62,378 shares of Common Stock relating to other outstanding warrants, (iii) no exercise of exercisable vested options to purchase 64,371 shares of Common Stock, and (iv) no exercise of the Underwriters' over-allotment option to purchase 375,000 shares of Common Stock. Of these shares, 2,500,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for shares held by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (whose sales would be subject to certain limitations and restrictions described below) and the regulations promulgated thereunder.

  The remaining 9,725,939 shares held by officers, directors, employees, consultants and other stockholders of the Company were sold by the Company in reliance on exemptions from registration requirements of the Securities Act and are "restricted" securities within the meaning of Rule 144 under the Securities Act. As a result, on the date of this prospectus, approximately 22,645 shares, other than the 2,500,000 shares offered hereby, will be eligible for sale pursuant to subsection (k) of Rule 144 promulgated under the Securities Act. An additional 8,045,052 shares and 96,709 shares issuable upon exercise of outstanding vested options will be eligible for sale 180 days after the date of this Prospectus upon expiration of the lock-up agreements described below and in compliance with certain limitations set forth in the Securities Act. An additional 1,385,706 shares held by existing shareholders will become eligible for sale at various times over a period of less than one year. The remaining 272,536 shares currently held by existing shareholders will be subject to rights of repurchase in favor of the Company that expire at various dates through May 2001 pursuant to monthly vesting.

  Each officer, director and certain stockholders of the Company have agreed that for a period of 180 days after the date of this Prospectus, they will not, directly or indirectly, offer, sell, contract to sell, grant any option to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable for, or any rights to purchase or acquire, Common Stock, without the prior written consent of the Company or Montgomery Securities, as applicable. Montgomery Securities or the Company, as applicable, at any time without notice, may release all or any portion of the securities subject to the 180-day lock-up agreement. The Company has agreed with Montgomery Securities not to release any stockholder from such lock-up agreement between the stockholder and the Company without the prior written consent of Montgomery Securities.

  In general, under rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, an affiliate of the Company, or person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares that were not acquired from the Company or an affiliate of the Company within the previous one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 122,475 shares immediately after this offering) or (ii) the average weekly trading volume of the Company's Common Stock in the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or person whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who beneficially owns Restricted Shares is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above; provided that at least two years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company.

  An employee, officer or director of or consultant to the Company who purchased or was awarded shares or options to purchase shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits affiliates and non-affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this Prospectus. In addition, non-affiliates may sell Rule 701 shares without complying with public information, volume and notice provisions of Rule 144.

  The Company intends to file a registration statement under the Securities Act to register shares of Common Stock reserved for issuance under the Incentive Plan and the Purchase Plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statement will become effective immediately upon filing.

  As of the date of this Prospectus, warrants to purchase an aggregate of 84,008 shares of Common Stock were outstanding, all of which are subject to the 180-day lock-up.

  In addition, after this offering, the holders of approximately 8,154,779 shares will be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration. See "Description of Capital Stock--Registration Rights."

                                 UNDERWRITING

  The Underwriters named below, represented by Montgomery Securities and Hambrecht & Quist LLC (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") by and between the Company and the Underwriters, to purchase from the Company the aggregate number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions precedent, and that the Underwriters are committed to purchase all of such shares if they purchase any.

                                                                        NUMBER
    UNDERWRITERS                                                       OF SHARES
    ------------                                                       ---------
   Montgomery Securities..............................................   755,000
   Hambrecht & Quist LLC..............................................   755,000
   BT Alex. Brown Incorporated........................................    90,000
   Cowen & Company....................................................    90,000
   Goldman, Sachs & Co. ..............................................    90,000
   Lehman Brothers Inc. ..............................................    90,000
   PaineWebber Incorporated...........................................    90,000
   Robertson, Stephens & Company LLC..................................    90,000
   UBS Securities LLC.................................................    90,000
   Cruttenden Roth Incorporated.......................................    45,000
   Furman Selz LLC....................................................    45,000
   Genesis Merchant Group Securities..................................    45,000
   Hampshire Securities Corporation...................................    45,000
   Pacific Growth Equities, Inc. .....................................    45,000
   Punk, Ziegel & Company, L.P. ......................................    45,000
   Raymond James & Associates, Inc. ..................................    45,000
   H.C. Wainwright & Co., Inc. .......................................    45,000
                                                                       ---------
     Total............................................................ 2,500,000
                                                                       =========

  The Representatives have advised the Company that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a concession of not more than $0.48 per share, and the Underwriters may allow, and such dealers may reallow, a concession of not more than $0.10 per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

  The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 375,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 2,500,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the initial public offering.

  The Representatives have advised the Company that the Underwriters do not expect to confirm sales to any accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

  The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  For a period of 180 days after the effectiveness of the Registration Statement, without the prior written consent of Montgomery Securities and/or the Company, as applicable, the Company and holders of 9,562,429 shares of Common Stock including the Company's directors and executive officers have agreed not to offer, sell or contract to sell, grant any option to purchase, make any short sale, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities exchangeable or exercisable for or convertible into shares of, or any other rights to purchase or acquire Common Stock of the Company other than issuances pursuant to existing employee compensation plans and transfers into trusts for the benefit of the original holder or members of the original holder's immediate family.

  Prior to the initial public offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock was negotiated between the Company and the Representatives. Among the factors considered in determining the initial public offering price of the Common Stock were prevailing market and economic conditions, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant.

  The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Cooley Godward LLP ("Cooley Godward"), Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. As of the date of this Prospectus, certain members of Cooley Godward own an aggregate of 11,587 shares of Common Stock of the Company.

                                    EXPERTS

  The financial statements of Megabios Corp. as of June 30, 1996 and 1997, and for each of the three years in the period ended June 30, 1997 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The statements in this Prospectus under the captions "Risk Factors-- Uncertainty of Patent Position and Proprietary Rights" and "Business--Patents and Proprietary Technology" have been reviewed and approved by McDonnell, Boehnen, Hulbert, Berghoff Ltd., special patent counsel for the Company, as experts in such matters, and are included herein in reliance upon such review and approval.

                            ADDITIONAL INFORMATION

  A Registration Statement on Form S-1, including amendments thereto, relating to the Common Stock offered hereby has been filed by the Company with the Commission, Washington, D.C. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office in Washington, D.C. and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission through the Electronic Data Gathering, Analysis, and Retrieval system.

                                 MEGABIOS CORP.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors.............................................. F-2
Financial Statements
  Balance Sheets............................................................ F-3
  Statements of Operations.................................................. F-4
  Statement of Shareholders' Equity......................................... F-5
  Statements of Cash Flows.................................................. F-6
Notes to Financial Statements............................................... F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
 Megabios Corp.

  We have audited the accompanying balance sheets of Megabios Corp. as of June 30, 1996 and 1997, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Megabios Corp. as of June 30, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP
Palo Alto, California
August 4, 1997, except for Note 11,
as to which the date is September 8, 1997

                                 MEGABIOS CORP.

                                 BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                    PRO FORMA
                                                                  SHAREHOLDERS'
                                                  JUNE 30,         EQUITY  AT
                                              ------------------    JUNE 30,
                                                1996      1997        1997
                                              --------  --------  -------------
                                                                   (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................. $  5,253  $  9,044
  Short-term investments.....................       --    15,225
  Other receivables..........................       16       238
  Prepaid expenses and other current assets..      275       390
                                              --------  --------
  Total current assets.......................    5,544    24,897
Property and equipment, net..................    4,091     4,733
Other receivables............................       35        27
Deposits and other assets....................      286       321
                                              --------  --------
                                              $  9,956  $ 29,978
                                              ========  ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................... $    148  $    694
  Accrued compensation.......................      133       170
  Accrued construction-in-progress...........       --       249
  Other accrued liabilities..................       95        35
  Deferred revenue...........................      531       887
  Current portion of long-term debt..........    1,069     1,233
                                              --------  --------
      Total current liabilities..............    1,976     3,268
Long-term debt...............................    1,894     1,487
Commitments
Shareholders' equity:
  Preferred stock, no par value, issuable in
   series; 11,333,333 shares authorized;
   5,754,069 and 8,420,720 convertible shares
   issued and outstanding at June 30, 1996
   and 1997, respectively; aggregate
   liquidation preference of $51,200 at June
   30, 1997 (no shares outstanding pro
   forma)....................................   20,905    44,700    $     --
  Common stock, no par value, 15,000,000
   shares authorized; 1,368,148 and 1,567,727
   shares issued and outstanding at June 30,
   1996 and 1997, respectively (9,722,506
   shares outstanding pro forma).............      442     1,410      46,110
  Deferred compensation, net of amortization.       --      (679)       (679)
  Accumulated deficit........................  (15,261)  (20,208)    (20,208)
                                              --------  --------    --------
      Total shareholders' equity.............    6,086    25,223    $ 25,223
                                              --------  --------    ========
                                              $  9,956  $ 29,978
                                              ========  ========

                            See accompanying notes.

                                 MEGABIOS CORP.

                            STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                       YEAR ENDED JUNE 30,
                                                     -------------------------
                                                      1995     1996     1997
                                                     -------  -------  -------
Collaborative research and development revenue...... $ 1,157  $ 1,890  $ 5,793
Operating expenses:
  Research and development..........................   4,691    6,487    8,598
  General and administrative........................   1,811    2,169    2,417
                                                     -------  -------  -------
    Total operating expenses........................   6,502    8,656   11,015
                                                     -------  -------  -------
Loss from operations................................  (5,345)  (6,766)  (5,222)
Interest income.....................................      56      230      656
Interest expense....................................    (140)    (365)    (381)
                                                     -------  -------  -------
Net loss............................................ $(5,429) $(6,901) $(4,947)
                                                     =======  =======  =======
Pro forma net loss per share........................                   $ (0.50)
                                                                       =======
Shares used in computing pro forma net loss per
 share..............................................                     9,926
                                                                       =======


                            See accompanying notes.

                                 MEGABIOS CORP.

                       STATEMENT OF SHAREHOLDERS' EQUITY
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                           PREFERRED STOCK     COMMON STOCK                                  TOTAL
                          -----------------  -----------------    DEFERRED   ACCUMULATED SHAREHOLDERS'
                           SHARES   AMOUNT    SHARES    AMOUNT  COMPENSATION   DEFICIT      EQUITY
                          --------- -------  ---------  ------  ------------ ----------- -------------
Balances at June 30,
 1994...................  2,084,970 $ 5,150    613,941  $  217     $  --      $ (2,931)     $ 2,436
Exercise of stock
 options................         --      --     68,164      20        --            --           20
Issuance of Series C
 convertible preferred
 stock, net of issuance
 costs of $76...........  1,292,089   4,942         --      --        --            --        4,942
Conversion of notes
 payable of $250 into
 Series C convertible
 preferred stock........     64,442     250         --      --        --            --          250
Net loss................         --      --         --      --                  (5,429)      (5,429)
                          --------- -------  ---------  ------     -----      --------      -------
Balances at June 30,
 1995...................  3,441,501  10,342    682,105     237        --        (8,360)       2,219
Issuance of Series C
 convertible preferred
 stock, net of issuance
 costs of $36...........  1,827,871   7,063         --      --        --            --        7,063
Issuance of Series D
 convertible preferred
 stock..................    484,697   3,500         --      --        --            --        3,500
Exercise of stock
 options................         --      --    693,543     208        --            --          208
Repurchase of common
 stock from employee....         --      --     (7,500)     (3)       --            --           (3)
Net loss................         --      --         --      --        --        (6,901)      (6,901)
                          --------- -------  ---------  ------     -----      --------      -------
Balance at June 30,
 1996...................  5,754,069  20,905  1,368,148     442        --       (15,261)       6,086
Issuance of Series E
 convertible preferred
 stock, net of issuance
 costs of $15...........  1,333,325   9,985         --      --        --            --        9,985
Issuance of Series F
 convertible preferred
 stock, net of issuance
 costs of $11...........  1,333,326  13,989         --      --        --            --       13,989
Issuance of common stock
 in lieu of cash payment
 of Series E and F stock
 offering commissions...         --    (179)   119,046     179        --            --           --
Exercise of stock
 options................         --      --    116,517      56        --            --           56
Repurchase of common
 stock from employees...         --      --    (35,984)    (17)       --            --          (17)
Deferred compensation
 related to grant of
 certain stock options,
 net of amortization....         --      --         --     750      (750)           --           --
Amortization of deferred
 compensation...........         --      --         --      --        71            --           71
Net loss................         --      --         --      --        --        (4,947)      (4,947)
                          --------- -------  ---------  ------     -----      --------      -------
Balance at June 30,
 1997...................  8,420,720 $44,700  1,567,727  $1,410     $(679)     $(20,208)     $25,223
                          ========= =======  =========  ======     =====      ========      =======


                            See accompanying notes.

                                 MEGABIOS CORP.

                            STATEMENTS OF CASH FLOWS
        INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (IN THOUSANDS)

                                                       YEAR ENDED JUNE 30,
                                                     -------------------------
                                                      1995     1996     1997
                                                     -------  -------  -------
Cash flows from operating activities
 Net loss........................................... $(5,429) $(6,901) $(4,947)
 Adjustments to reconcile net loss to net cash used
  in operations:
  Depreciation......................................     732    1,101    1,294
  Amortization of deferred compensation.............      --       --       71
  Changes in operating assets and liabilities:
   Other receivables................................     (85)      93     (214)
   Prepaid expenses and other assets................     163      (87)    (115)
   Deferred revenue.................................     250      281      356
   Accounts payable.................................    (334)     (33)     546
   Accrued liabilities..............................    (736)      95      (23)
                                                     -------  -------  -------
    Net cash used in operating activities...........  (5,439)  (5,451)  (3,032)
                                                     -------  -------  -------
Cash flow from investing activities
 Purchase of property and equipment.................  (2,829)  (1,111)  (1,687)
 Deposits and other assets..........................    (210)     (12)     (35)
 Purchases of short-term investments................      --       --  (15,725)
 Maturities of short-term investments...............      --       --      500
                                                     -------  -------  -------
    Net cash used in investing activities...........  (3,039)  (1,123) (16,947)
                                                     -------  -------  -------
Cash flows from financing activities
 Proceeds from issuance of notes payable -..........     250       --       --
 Proceeds from issuance of long-term debt...........   1,894    1,683      894
 Payments on long-term debt.........................    (232)    (906)  (1,137)
 Proceeds from issuance of convertible preferred
  stock, net of issuance costs......................   4,942   10,563   23,974
 Proceeds from issuance of common stock, net of
  purchases.........................................      20      205       39
                                                     -------  -------  -------
    Net cash provided by financing activities.......   6,874   11,545   23,770
                                                     -------  -------  -------
Net increase (decrease) in cash and cash
 equivalents........................................  (1,604)   4,971    3,791
Cash and cash equivalents, beginning of period......   1,886      282    5,253
                                                     -------  -------  -------
Cash and cash equivalents, end of period............ $   282  $ 5,253  $ 9,044
                                                     =======  =======  =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid....................................... $   158  $   357  $   381
                                                     =======  =======  =======
Schedule of noncash transactions
 Conversion of notes payable and related accrued
  interest into convertible preferred stock......... $   250  $    --  $    --
                                                     =======  =======  =======
 Construction-in-progress included in accrued
  liabilities....................................... $    --  $    --  $   249
                                                     =======  =======  =======

                            See accompanying notes.

                                MEGABIOS CORP.

                         NOTES TO FINANCIAL STATEMENTS

                                 JUNE 30, 1997

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization and Basis of Presentation

  Megabios Corp. ("Megabios" or the "Company") develops proprietary gene delivery systems and provides preclinical development expertise to create gene-based therapeutics designed for the treatment or prevention of genetic and acquired diseases. The Company has developed several in vivo, non-viral gene delivery systems to address a number of potential therapeutic applications using a variety of therapeutic genes. The Company's clinical development and commercialization strategy is to enter into collaborative research and development agreements or "corporate partnerships" with pharmaceutical and biotechnology companies.

  Through June 30, 1995, the Company was in the development stage. During fiscal 1996, the Company recognized significant revenues associated with its collaborative agreements and expects to receive significant revenues under these agreements in the future. Consequently, the Company is no longer considered to be in the development stage. The Company will require additional financial resources to complete development and commercialization of its products. Management plans to continue to finance the Company primarily through issuances of equity securities, collaborative research and development arrangements and debt financing. If the financing arrangements contemplated by management are not consummated, the Company may have to seek other sources of capital or reevaluate its operating plans.

  Revenue Recognition

  Revenue related to collaborative research agreements with the Company's corporate partners are recognized over the related funding periods for each contract. The Company is required to perform research and development activities as specified in each respective agreement on a best-efforts basis. The Company is reimbursed based on the costs associated with the number of full time equivalent employees working on each specific contract, which is generally on a ratable basis over the term of the agreement. Research and development expenses under the collaborative research agreements approximate the revenue recognized under such agreements over the term of the respective agreements. Deferred revenue may result when the Company does not incur the required level of effort during a specific period in comparison to funds received under the respective contracts. Milestone payments, if any, will be recognized pursuant to collaborative agreements upon the achievement of specified milestones, such as the filing of Investigational New Drug Applications, commencement of clinical trials or receipt of regulatory approvals. No milestone payments have been earned or recognized to date.

  Research and Development Expenses

  Research and development expenses consist of costs incurred for independent and collaborative research and development. These costs include direct and research-related overhead expenses.

  Cash and Cash Equivalents

  Cash equivalents consist of highly liquid investments with maturities from date of purchase of 90 days or less. At June 30, 1996 and 1997, the Company had approximately $5,022,000 and $8,041,000, respectively, in a money market mutual fund which invests in various U.S. government securities including Treasury bills, notes and bonds. In addition, at June 30, 1997, the Company had approximately $1,000,000 in a corporate note (none in fiscal 1996). These amounts are included in cash and cash equivalents. The Company has not recognized any gains or losses on the sale of cash equivalents and any unrecognized gains and losses at June 30, 1996 and June 30, 1997 are not material.

                                MEGABIOS CORP.

  Depreciation and Amortization

  Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets (generally five years). Leasehold improvements are amortized over five years which is the lease term and the estimated useful life of the assets.

  Long-Lived Assets

  The Company has adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ("Statement 121"), and in accordance with Statement 121 identifies and records impairment losses, as circumstances dictate, on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. No such events have occurred with respect to the Company's long-lived assets, which consist primarily of machinery and equipment and leasehold improvements. The adoption of Statement 121 did not have a material impact on the financial position, results of operations or cash flows of the Company.

  Stock-Based Compensation

  The Company generally grants stock options to employees for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of grant. In accordance with the provisions of Statements of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for option grants to employees under its employee stock option plan and to adopt the pro forma disclosure alternative as described in SFAS 123 (see Note 9). Option grants to all others are accounted for using the fair value method prescribed by SFAS 123.

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Net Loss Per Share

  Except as noted below, net loss per share is computed using the weighted average number of common shares outstanding. Common equivalent shares are excluded from the computation as their effect is antidilutive, except that, pursuant to the Securities and Exchange Commission ("SEC") Staff Accounting Bulletins, common and common equivalent shares (stock options, warrants and convertible preferred stock) issued during the period commencing 12 months prior to the initial filing of a proposed public offering at prices below the assumed public offering price have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method for stock options and warrants and the if-converted method of preferred stock). Per share information calculated on the above noted basis is as follows:

                                                        YEAR ENDED JUNE 30,
                                                        ----------------------
                                                         1995    1996    1997
                                                        ------  ------  ------
Net loss per share..................................... $(1.49) $(1.81) $(1.11)
                                                        ======  ======  ======
Shares used in calculating net loss per share (in
 thousands)............................................  3,638   3,812   4,438
                                                        ======  ======  ======

  Pro forma net loss per share has been computed as described above and also gives effect, pursuant to SEC policy, to common equivalent shares from convertible preferred stock issued more than 12 months prior to the initial filing of the proposed initial public offering (using the if-converted method) from the original date of issuance.

                                MEGABIOS CORP.

  In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). SFAS 128 requires that Company's present two measures of earnings per share, basic and diluted. Basic earnings per share is computed by dividing the net loss available to common shareholders by the weighted-average number of common shares outstanding for the period while diluted earnings per share reflects the potential dilution of securities that could share in the earnings of the Company. SFAS 128 is effective for interim and annual periods ending after December 15, 1997. The Company does not believe the adoption of SFAS 128 will have a material impact on its loss per share calculations.

  Fair Values of Financial Instruments

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    Cash and Cash Equivalents

      The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

    Investments

      The Company determines fair values based on quoted market values.

    Long- and Short-Term Debt

      The carrying amounts of the Company's borrowings under its term loan and equipment financing agreements approximate their fair value. The fair values of the Company's long-term debt are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.


2. COLLABORATIVE AGREEMENTS

  Glaxo Wellcome plc

  In April 1994, the Company entered into a five-year collaborative agreement with Glaxo Wellcome plc ("Glaxo Wellcome") to develop a gene-based therapeutic for the treatment of cystic fibrosis. In May 1996, the agreement was amended such that it expired as of April 1, 1997. The agreement provided for quarterly nonrefundable research and development fees. The Company has completed all of its obligations under the Glaxo Wellcome agreement and will receive future payments, if any, only through the achievement of a certain clinical milestone and the payment of royalties. Revenue for research and development was recorded as earned in accordance with the agreement. Revenue recognized under agreement with Glaxo Wellcome was $1,157,000, $1,625,000 and $1,971,000 for the years ended June 30, 1995, 1996 and 1997, respectively. These amounts represent 100%, 86% and 34% of total collaborative research and development funding recognized by the Company during the years ended June 30, 1995, 1996 and 1997, respectively.

  Pfizer Inc

  In May 1996, the Company entered into a four-year collaborative research agreement, as well as a license and royalty agreement, with Pfizer Inc ("Pfizer") to develop a gene-based therapeutic for the treatment of solid tumors via angiogenesis inhibition. Under the terms of the collaborative research agreement, the Company is

                                MEGABIOS CORP.

conducting research and preclinical development activities and will receive funding for such activities through at least June 1998. However, Pfizer can, at its option, terminate the program after June 1998 upon six months prior notice to the Company. The agreements also provide for royalty and milestone payments to the Company upon the occurrence of specified events as set forth in the agreements. Pfizer will be responsible for clinical development and regulatory functions, as well as large scale clinical and commercial manufacturing and sales and marketing. Pfizer has worldwide marketing rights to any products resulting from the collaboration. Revenue recognized under the collaborative research agreement with Pfizer was $265,000 (14% of total revenues) and $3,352,000 (58% of total revenues) for the year ended June 30, 1996 and 1997, respectively. Deferred revenue of $735,000 as of June 30, 1997 represents payment for research to be performed in the following quarter.

  In May 1996, in connection with the above agreements, Pfizer purchased 484,697 shares of the Company's Series D convertible preferred stock at $7.22 per share. Furthermore, should Pfizer decide to extend the research term beyond two years, it will be required, prior to January 1998 to commit to purchase within 60 days $10,000,000 of the Company's common stock at a premium to the then current market value.

  Eli Lilly and Company

  In May 1997, the Company entered into a two-year collaborative research agreement with Eli Lilly and Company ("Lilly") to develop gene-based therapeutics using BRCA1, a gene which has been identified as a putative tumor suppressor. The agreement provides for research and development funding fees as well as funding to support manufacturing and process development efforts. Lilly has the option to extend the initial term of the agreement by up to two years. However, after 21 months from the commencement date of the collaborative research agreement, Lilly can, at its option, extend the collaborative research agreement upon three-months advance notice to the Company. The agreement provides for certain royalty and milestone payments to the Company upon the occurrence of specified events as set forth in the agreement. Lilly will be responsible for clinical development and regulatory functions, as well as large-scale clinical and commercial manufacturing and sales and marketing. Revenue recognized under the collaborative research agreement with Lilly was $270,000 (5% of total revenues) for the year ended June 30, 1997. Deferred revenue of $152,000 as of June 30, 1997 represents payment for research to be performed in the following quarter.

  In June 1997, in connection with the Lilly agreement, Lilly purchased 285,714 shares of the Company's Series F convertible preferred stock at $10.50 per share.

3. SPONSORED UNIVERSITY RESEARCH

  The Company has entered into several research agreements with universities. These agreements are generally cancelable by either party upon written notice and may be extended by mutual consent of both parties. Research and development expenses are recognized as the related services are performed, generally ratably over the period of service. Expenses under these agreements were approximately $865,000, $1,100,000, and $496,000 for the years ended June 30, 1995, 1996 and 1997, respectively.

4. INVESTMENTS

  Short-term investments consist of corporate notes with remaining maturities at the date of purchase of greater than 90 days but less than one year.

  The Company accounts for marketable investments in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("Statement 115"). Under Statement 115, management determines the appropriate classification of debt securities at the time of purchase

                                MEGABIOS CORP.

and reevaluates such designation as of each balance sheet date. To date, all marketable securities have been classified as held to maturity and are carried at amortized cost. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. The cost of securities sold is based on the specific identification method. Interest earned on securities are included in interest income.

  A summary of the Company's investments at June 30, 1997 follows (in thousands).

                                                     GROSS      GROSS
                                         AMORTIZED UNREALIZED UNREALIZED  FAIR
                                           COST      GAINS      LOSSES    VALUE
                                         --------- ---------- ---------- -------
   Short-term investments:
     Corporate notes....................  $15,225     $ 2        $(10)   $15,217
                                          =======     ===        ====    =======

  The Company held no such investments at June 30, 1995 or 1996. There have been no realized gains or losses on short-term investments.

5. PROPERTY AND EQUIPMENT

  Property and equipment consist of the following (in thousands):

                                                                   JUNE 30,
                                                                ---------------
                                                                 1996     1997
                                                                -------  ------
   Machinery and equipment..................................... $ 2,493  $3,239
   Furniture and fixtures......................................     250     481
   Leasehold improvements......................................   3,230   3,235
   Construction-in-progress....................................      --     954
                                                                -------  ------
                                                                  5,973   7,909
   Less accumulated depreciation...............................  (1,882) (3,176)
                                                                -------  ------
   Property and equipment, net................................. $ 4,091  $4,733
                                                                =======  ======

6. LONG-TERM DEBT

 Term Loan

  In 1995, the Company established a line of credit for $1,500,000 with a commercial bank. As of June 30, 1995, the Company had drawn down $510,000 under the line of credit. In July and August 1995, the Company drew down the remaining $990,000 available line of credit, and in accordance with the terms of the agreement, the Company elected to convert the entire balance to a term loan bearing interest at prime plus 2% (10.25% and 10.75% at June 30, 1996 and 1997, respectively) due in 36 equal monthly installments. The loan is secured by all tangible personal property, accounts receivable and funds on deposit, other than the assets securing the equipment financing. As a condition of the term loan, the Company must maintain a minimum net worth of $3,000,000 and is prohibited from paying dividends. In conjunction with this financing arrangement, the Company issued the bank a warrant to purchase 24,140 shares of the Company's Series C convertible preferred stock at $3.88 per share (see
Note 9).

                                MEGABIOS CORP.

 Equipment Financing

  In December 1993, the Company entered into an equipment financing agreement for up to $2,300,000 with a financing company. As of June 30, 1996 and 1997, the Company had financed $1,922,000 in equipment purchases under this agreement structured as loans. The equipment loans are to be repaid over 42 months at interest rates ranging from 13.8% to 16.2% and are secured by the related equipment. In conjunction with the original agreement, the Company issued the financing company a warrant to purchase 21,630 shares of Company's Series B convertible preferred stock at $3.88 per share (see Note 9).

  In May 1996, the Company entered into an equipment financing agreement for up to $2,700,000 with another financing company. As of June 30, 1996 and 1997, the Company had financed $693,000 and $1,587,000, respectively, in equipment purchases under this agreement structured as loans. The equipment loans are to be repaid over 48 months at interest rates ranging from 15.2% to 16.2% and are secured by the related equipment. In conjunction with this equipment financing agreement, the Company issued a warrant to purchase 38,238 shares of Series C convertible preferred stock at $3.88 per share (see Note 9).

  Following is a schedule of future minimum principal payments under the term loan and equipment financing arrangements at June 30, 1997 (in thousands):

   Year ended June 30,
     1998................................................................ $1,233
     1999................................................................    603
     2000................................................................    536
     2001................................................................    315
     2002................................................................     33
                                                                          ------
                                                                          $2,720
                                                                          ======

7. FACILITY LEASE

  The Company leases its facility under operating leases. These leases expire in November 2004 and October 2007 with renewal options at the end of the initial terms of the leases. Minimal annual rental commitments under the operating leases at June 30, 1997 are as follows (in thousands):

   Year ended June 30,
     1998................................................................ $  459
     1999................................................................    496
     2000................................................................    521
     2001................................................................    537
     2002................................................................    540
     Thereafter..........................................................  2,085
                                                                          ------
                                                                          $4,638
                                                                          ======

  Rent expense for the years ended June 30, 1995, 1996 and 1997 was approximately $221,000, $273,000, and $295,000, respectively.

8. RELATED PARTY TRANSACTIONS

  The Company has issued loans to certain employees, of which $27,500 was outstanding at June 30, 1997 ($46,000 as of June 30, 1996). These loans, classified as other receivables on the balance sheet, bear interest at approximately 4.8% to 6.0% per annum.

                                MEGABIOS CORP.

9. SHAREHOLDERS' EQUITY

  Convertible Preferred Stock

  The following table describes information with respect to the various series of convertible preferred stock outstanding as of June 30, 1997:

                                         SHARES                     AGGREGATE
                              SHARES   ISSUED AND  ISSUANCE PRICE  LIQUIDATION
                            AUTHORIZED OUTSTANDING   PER SHARE      PREFERENCE
                            ---------- ----------- -------------- --------------
                                                                  (IN THOUSANDS)
   Series A................  1,029,222  1,029,222      $ 1.05        $ 1,050
   Series B................  1,089,083  1,055,748      $ 3.88          4,100
   Series C................  3,700,000  3,184,402      $ 3.88         18,550
   Series D................  2,515,028    484,697      $ 7.22          3,500
   Series E................  1,333,333  1,333,325      $ 7.50         10,000
   Series F................  1,333,333  1,333,326      $10.50         14,000
   Undesignated............    333,334         --          --             --
                            ----------  ---------                    -------
   Total................... 11,333,333  8,420,720                    $51,200
                            ==========  =========                    =======

  Series A, B, C, D, E and F convertible preferred shareholders are entitled to noncumulative annual dividends, when and if declared by the board of directors, of $0.0612, $0.2331, $0.2331, $0.2331, $0.2331 and $0.2331 per
share, respectively, payable in preference to common stock dividends. No dividends have been declared or paid by the Company.

  Series A, B, C, D, E and F convertible preferred shares have a liquidation preference of $1.0203, $3.8835, $5.8254, $7.2210, $7.50 and $10.50 per share, respectively, plus all declared but unpaid dividends. Upon liquidation, after payment of the full liquidation preference has been made to the Series A, B, C, D, E and F shareholders, the remaining assets of the Company, if any, shall be distributed ratably among the common shareholders and Series C convertible preferred shareholders.

  Preferred stock is convertible at any time at the option of the shareholder. Each share of Series A convertible preferred stock is convertible into 0.74161 shares of common stock plus any accumulated and unpaid dividends. Each share of Series B, C, D, E and F convertible stock is convertible into one share of common stock plus any accumulated and unpaid dividends. While the conversion ratios are subject to adjustment, based upon certain events including the issuance of additional shares of common stock, to date no such adjustment has occurred. Each share of Series A, B, C, D, E and F convertible preferred stock automatically converts into common stock at the then effective conversion rate (noted above) in the event of an underwritten public offering of the Company's common stock at an offering price of not less than $7.50 per share and with aggregate net proceeds to the Company, after deduction of underwriting commissions and expenses, of at least $7,500,000. Each share of convertible preferred stock votes equally with shares of common stock on an "if-converted" basis.

  In December 1996, in connection with the Series E preferred stock financing, the board of directors approved the issuance of 66,666 shares of common stock as commissions to certain financial advisors. The common stock was issued in February 1997. Also, in May 1997, in connection with the Series F preferred stock financing, the Company issued 52,380 shares of common stock as commissions to certain financial advisors. Total offering costs of $179,000 associated with these issuances was recorded based on the fair value of the common stock at the time of issuance.

                                MEGABIOS CORP.

  Warrants

  In connection with the equipment financing agreement entered into in December 1993, the Company issued a warrant to purchase 21,630 shares of Series B convertible preferred stock at an exercise price of $3.88 per share. The warrant expires on the earliest of May 13, 2000, or the day prior to the effectiveness of a registration statement covering an underwritten offering of the Company's securities with aggregate proceeds of $7,500,000, or a merger or sale of substantially all of the Company's assets. The warrant is exercisable immediately.

  The Company issued a warrant to purchase 28,969 shares of Series C convertible stock at $3.88 per share to the commercial bank providing the line of credit to the Company. In accordance with the terms of the warrant, the number of shares subject to the warrant was reduced from 28,969 to 24,140 in July 1995. The warrant provided for a reduction in the number of shares upon securing a commitment of at least $7,000,000 in sales of Series C preferred stock. The warrant is exercisable immediately and expires at the earlier of June 1, 2000, or in the event of a merger or sale of substantially all of the assets of the Company.

  In connection with the equipment financing agreement in May 1996, the Company issued a warrant to purchase 38,238 shares of Series C convertible preferred stock at $3.88 per share. The warrant is exercisable immediately and expires at the earlier of ten years from the date of issuance or five years after an initial public offering of the Company's common stock.

  The value ascribed to warrants issued by the Company as noted above, both individually and in the aggregate, was immaterial.

  Stock Option Plan

  On October 14, 1993, the board of directors approved a stock option plan (the "Plan"). As of June 30, 1997, the Company had reserved 1,440,000 shares of common stock for issuance under the plan. Under the plan, incentive stock options may be granted to employees, and nonstatutory stock options may be granted to employees, directors, and consultants. Options are granted at an exercise price of not less than the fair value per share of the common stock on the date of grant and expire no later than ten years from the date of grant. The options may be exercised immediately upon grant, however, the shares issuable upon exercise of the options are subject to repurchase by the Company. Options under the Plan generally vest 25% one year after the date of grant and on a pro rata basis over the following 36 months. An aggregate of 344,654 shares are subject to repurchase at an aggregate repurchase price of $120,000 as of June 30, 1997. Such repurchase rights will lapse at a minimum rate of 20% per annum and over a period of time not to exceed five years from the date the option was granted.

  In October 1994, the Company offered all option holders with per share exercise prices above $0.30, the fair value on the date of the offer, the opportunity to reprice their options to the fair value as determined by the board of directors on the date of the offer. The new unvested options have a vesting period three months longer than the original vesting terms under the previous option. In response to the offer, options on 143,546 shares were returned by employees and canceled, and a similar number of new options were regranted with an exercise price of $0.30 per share.

  The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's stock options equal the price set by the Company's Board of Directors for the underlying stock as of the grant date, no compensation expense is recognized.

                                MEGABIOS CORP.

  The fair value option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly speculative assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  Pro forma information regarding net earnings and earnings per share is required by SFAS 123 which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that statement. The fair value of these options was estimated at the date of grant using a minimum value option pricing model, with the following assumptions: risk-free interest rates from 4.8% to 6.4% and from 5.7% to 6.5% for grants in fiscal 1996 and 1997, respectively; a weighted-average expected life of the option from grant date of 2.5 years; and a dividend yield of zero. The effect of applying the minimum value model to the stock option activity did not result in pro forma net loss and loss per share that are materially different from historical amounts reported. Therefore, such pro forma information is not separately presented herein. Future pro forma net income or loss and earnings or loss per share may be materially different from actual amounts reported. The Company will not use the minimum value option pricing model once the Company becomes a publicly traded company.

  Activity under the plan was as follows:

                                       OUTSTANDING STOCK OPTIONS
                             SHARES    ----------------------------   WEIGHTED-
                            AVAILABLE   NUMBER OF        PRICE         AVERAGE
                            FOR GRANT    SHARES        PER SHARE    EXERCISE PRICE
                            ---------  ------------  -------------- --------------
   Balance at June 30,
    1994...................  221,340       111,994       $1.11          $1.11
     Additional
      authorization........  433,333            --         --             --
     Options granted....... (666,870)      666,870    $0.30-$1.11       $0.34
     Options exercised.....       --       (68,164)      $0.30          $0.30
     Options canceled......  153,879      (153,879)   $0.30-$1.11       $1.07
                            --------   -----------   --------------     -----
   Balance at June 30,
    1995...................  141,682       556,821       $0.30          $0.30
     Additional
      authorization........  320,000            --         --             --
     Options granted....... (387,329)      387,329       $0.30          $0.30
     Options exercised.....       --      (693,543)      $0.30          $0.30
     Options canceled......   16,582       (16,582)      $0.30          $0.30
     Options underlying
      shares repurchased...    7,500            --       $0.30          $0.30
                            --------   -----------   --------------     -----
   Balance at June 30,
    1996...................   98,435       234,025       $0.30          $0.30
     Additional
      authorization........  353,333            --         --             --
     Options granted....... (388,680)      388,680       $1.50          $1.50
     Options exercised.....       --      (116,517)   $0.30-$1.50       $0.45
     Options canceled......   26,566       (26,566)   $0.30-$1.50       $0.51
     Options underlying
      shares repurchased...   32,045            --    $0.30-$1.50       $0.39
                            --------   -----------   --------------     -----
   Balance at June 30,
    1997...................  121,699       479,622    $0.30-$1.50       $1.22
                            ========   ===========   ==============     =====

                                MEGABIOS CORP.

  The options outstanding and exercisable at June 30, 1997 have been segregated into ranges for additional disclosure as follows:

                                OPTIONS
                              OUTSTANDING               WEIGHTED             WEIGHTED
            EXERCISE        AND EXERCISABLE             AVERAGE              AVERAGE
              PRICE               AT                   REMAINING             EXERCISE
            PER SHARE        JUNE 30, 1997          CONTRACTUAL LIFE          PRICE
            ---------       ---------------         ----------------         --------
                                                       (IN YEARS)
              $0.30             110,421                   8.26                $0.30
              $1.50             369,201                   9.65                $1.50
                                -------                                       -----
                                479,622                   9.33                $1.22
                                =======                                       =====

  The weighted average fair value of options granted in fiscal 1996 and 1997 was $0.037 and $0.199 respectively. There were 61,025 shares vested and unexercised at June 30, 1997 at a weighted average exercise price of $0.42.

  In December 1996, the Company increased the shares reserved for issuance under the stock option plan to 1,440,000 shares.

  Through the year ended June 30, 1997, options to purchase 359,700 shares of common stock, net of cancellations, were granted at $1.50 per share. Deferred compensation of $750,000 was recorded on these options based on the deemed fair value of the common stock at the dates of grant at prices ranging from $1.50 to $3.75 per share, respectively. The Company recognized expense of $71,000 in the period ended June 30, 1997 related to these options. In July and August 1997, the Company granted options to purchase a total of 59,949 shares at exercise prices ranging from $2.70 to $2.88 per share. Additional deferred compensation of approximately $390,000 is expected to be recorded based on the deemed fair values of common stock ranging from $9.00 to $9.60 per share. The deferred compensation is being amortized to expense over the vesting period of the options, generally four years.

  Common Stock Reserved for Future Issuance

  At June 30, 1997, the Company had reserved shares of common stock for future issuance as follows:

   Conversion of convertible preferred stock.........................  8,154,779
   1993 Stock Option Plan............................................    601,321
   Exercise of Series B convertible preferred stock purchase warrants
    convertible into common shares...................................     21,630
   Exercise of Series C convertible preferred stock purchase warrants
    convertible into common shares...................................     62,378
                                                                       ---------
                                                                       8,840,108
                                                                       =========

10. INCOME TAXES

  As of June 30, 1997, the Company had federal net operating loss carryforwards and federal research credit carryforwards of approximately $15,637,000 and $379,000, respectively. The net operating loss and credit carryforwards will expire at various dates beginning in 2007 through 2012, if not utilized.

  Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.

                                MEGABIOS CORP.

  Significant components of the Company's deferred tax assets and liabilities for federal income taxes as of June 30 are as follows (in thousands):

                                                                1996     1997
                                                               -------  -------
   Net operating loss carryforwards........................... $ 4,101  $ 5,425
   Research and development credits...........................     429      625
   Capitalized research and development.......................     775      724
   Depreciation...............................................     460      840
   Other, net.................................................     311      467
                                                               -------  -------
   Net deferred tax assets....................................   6,076    8,081
   Valuation allowance........................................  (6,076)  (8,081)
                                                               -------  -------
                                                               $    --  $    --
                                                               =======  =======

  The net valuation allowance increased by $2,077,000 and $2,769,000 during the years ended June 30, 1995 and 1996, respectively.

11. SUBSEQUENT EVENTS

  In July 1997, the board of directors authorized management of the Company to file a registration statement with the SEC permitting the Company to sell up to 2,875,000 shares of Common Stock to the public (the "Offering"). In connection with the Offering, the board of directors approved, subject to shareholder approval, a one-for-three reverse stock split covering each class and series of the Company's capital stock, options and warrants outstanding. The reverse stock split, which was approved by the shareholders, was effected on September 8, 1997. All share and per share amounts, as well as the dividend and liquidation preferences for Series A, B, C, D, E and F convertible preferred stock, included in the accompanying financial statements have been retroactively adjusted to reflect the reverse stock split. If the Offering is completed under the terms currently contemplated, 8,420,720 shares of outstanding Series A, B, C, D, E and F convertible preferred stock will convert into 8,154,779 shares of common stock. In conjunction with the Offering, the board of directors authorized, subject to shareholder approval, the reincorporation of the Company into Delaware. In connection with the reincorporation the Company will adopt an Amended and Restated Certificate of Incorporation which provides that the Company will be authorized to issue 10,000,000 shares of $0.001 par value preferred stock and 30,000,000 shares of $0.001 par value common stock.

  In July 1997, the board of directors also adopted, subject to shareholder approval, the Company's 1997 Equity Incentive Plan (the "Incentive Plan") as an amendment and restatement of the Company's 1993 stock option plan. There are currently 2,100,000 shares of common stock authorized for issuance under the Incentive Plan. Also in July 1997, the board of directors adopted, subject to shareholder approval, the Company's Employee Stock Purchase Plan (the "Purchase Plan") covering an aggregate of 200,000 shares of common stock. Under the Purchase Plan, the board of directors may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan.

  Unaudited pro forma shareholders' equity, as adjusted for the assumed conversion of the Series A, B, C, D, E and F convertible preferred stock, is set forth on the accompanying balance sheet.

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  No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates, or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                             --------------------

                               TABLE OF CONTENTS

                             --------------------

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Special Note Regarding Forward-Looking Statements.........................   15
Use of Proceeds...........................................................   16
Dividend Policy...........................................................   16
Capitalization............................................................   17
Dilution..................................................................   18
Selected Financial Data...................................................   19
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   20
Business..................................................................   24
Management................................................................   42
Certain Transactions......................................................   51
Principal Stockholders....................................................   52
Description of Capital Stock..............................................   54
Shares Eligible for Future Sale...........................................   56
Underwriting..............................................................   58
Legal Matters.............................................................   60
Experts...................................................................   60
Additional Information....................................................   60
Index to Financial Statements.............................................  F-1

                             --------------------

  Until October 10, 1997 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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                               2,500,000 SHARES

                              [LOGO OF MEGABIOS]

                                 COMMON STOCK

                               -----------------

                                  PROSPECTUS

                               -----------------

                             MONTGOMERY SECURITIES

                               HAMBRECHT & QUIST

                              September 15, 1997

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